Genco Shipping & Trading Limited

EXPERIENCE. FINANCIAL DISCIPLINE. LONG-TERM FOCUS.


GENCO CONSTANTINE
HONG KONG

2008 ANNUAL REPORT

ABOUT US

Genco Shipping & Trading Limited transports iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes. Genco Shipping & Trading Limited currently owns a fleet of 32 drybulk vessels consisting of six Capesize, eight Panamax, four Supramax, six Handymax and eight Handysize vessels, with an aggregate carrying capacity of approximately 2,396,500 dwt. Genco Shipping & Trading Limited is expected to take delivery of three additional Capesize vessels bringing its fleet 35 drybulk vessels, consisting of nine Capesize, eight Panamax, four Supramax, six Handymax and eight Handysize vessels, with an aggregate carrying capacity of approximately 2,908,000 dwt.

2008 FINANCIAL AND OPERATIONAL HIGHLIGHTS

PRO FORMA BALANCE SHEET ITEMS[1]

December 31, 2008

Pro Forma Cash	$ 121,513
Debt	$1,173,300
Debt to Capitalization	62.8%

LIQUIDITY POSITION

December 31, 2008

Revolving Credit Facility	$1,377,000
Undrawn Facilities	$ 203,700
Cash	$ 121,513
Total Liquidity	**$ 325,213**

(U.S. dollars in thousands)	2008	2007	2006	2005
Revenues	$405,370	$185,387	$133,232	$116,906
Operating Expenses:				
Voyage expenses	5,116	5,100	4,710	4,287
Vessel operating expenses	47,130	27,622	20,903	15,135
General and administrative expenses	17,027	12,610	8,882	4,937
Management fees	2,787	1,654	1,439	1,479
Depreciation and amortization	71,395	34,378	26,978	22,322
Gain on sale of vessels	(26,227)	(27,047)	—	—
Loss on forfeiture of vessel deposit	53,765	—	—	—
Total operating expenses	170,993	54,317	62,912	48,160
Operating income	234,371	131,070	70,320	68,746

(1) Please refer to page 62 for a reconciliation of Pro Forma Balance Sheet Items.

LETTER FROM THE CHAIRMAN

Genco Shipping continued to deliver strong financial results during a challenging year for the drybulk market. By drawing upon our significant time charter coverage with high-quality charterers, we are pleased to have achieved sizeable revenue growth despite a weakening freight market. Complementing our strong financial performance, we implemented proactive measures to increase the Company's contracted revenue stream, as rates remained high during the first half of the year. We also took decisive steps to increase Genco's financial flexibility for the benefit of shareholders. We are confident our significant success to date positions management to successfully lead Genco through this difficult economic environment and emerge as a stronger company.

Significant Time Charter Coverage with World-Class Charterers

Since our inception in 2004, Genco's intense focus on securing a large portion of its fleet on long-term time charters with a diverse group of reputable multi-national companies has served as a core differentiator for our Company. Our past success in diligently signing multi-year charters ranging from 1 year to 5 years ensured that Genco entered 2008 with significant time charter coverage. This considerable accomplishment combined with management's progress in securing additional vessels on favorable charters while rates remained strong provided Genco with substantial protection against a volatile rate environment. Specifically, our sizeable contracted revenue streams were instrumental in enabling Genco to once again generate strong and stable cash flows throughout the year.

In addition to the significant benefits realized from the successful execution of our time charter strategy during 2008, management's expertise in signing favorable long-term contracts bodes well for the Company's future performance. As of February 25, 2009, Genco has approximately 64% of its fleet's estimated available days secured on contracts for the remainder of 2009 and 41% for 2010, which provides our shareholders with considerable revenue and earnings visibility.



High-Quality Fleet

Genco's position as a bellwether in the drybulk industry is based upon our leading reputation as an operator of modern tonnage that adheres to the highest operational standards. During 2008, we further expanded our quality fleet with the delivery of six drybulk vessels and, in doing so, accomplished important strategic objectives. First, we further enhanced our fleet profile, reducing the average age of our fleet to 6.5 years, which is well below the industry average of approximately 15 years. Second, we increased our presence in the Capesize sector, the largest class of drybulk vessels. We believe our expanded presence in this important sector complements our existing fleet and provides significant operating leverage for shareholders as the rate environment improves over the long term. Finally, by increasing the size of our fleet with modern vessels that operate across the drybulk sector, we have once again strengthened Genco's earnings power and position to capitalize on the positive long-term demand for essential drybulk commodities such as iron ore, coal and grain.

Strong Financial Position

During 2008, Genco continued to focus on preserving its significant financial strength and flexibility, which has been a core driver of the Company's past success. In addition to generating $195.8 million in proceeds from a follow-on offering, we made the strategic decision to cancel an acquisition for six drybulk vessels during the fourth quarter of 2008. While we were prepared to take delivery of the vessels, we believe it was prudent to take decisive action to forego the transaction and further solidify our financial position in light of market conditions.

During January 2009, we implemented additional measures aimed at ensuring that Genco emerges from this challenging market environment a financially stronger Company over both the near term and the long term. In working with our leading group of lenders, we agreed to amend our $1.4 billion ten-year credit facility. The favorable agreement resulted in the waiver of the collateral maintenance covenant, which should serve Genco well during a period of volatile asset prices. An additional advantage of the Company's amended $1.4 billion facility is that the Company has preserved the ability to borrow the undrawn portion of its $1.4 billion loan.

Outlook for 2009

Genco's proven strategy of signing long-term time charters backed by high credit quality counterparties has enabled the Company to enter 2009 with sizeable and contracted cash flows, providing a significant level of stability in our financial results. Complementing this strong position, the Company has commenced 2009 with enhanced financial strength and flexibility as a result of strategic steps management has taken to solidify Genco's leadership position in the industry. In addition to enabling the Company to fund the three remaining Capesize newbuildings expected to be delivered in 2009, management's decisive actions have worked to ensure that Genco has significant liquidity for the future.

Based on our belief that the positive long-term fundamentals in the drybulk industry remain intact, we intend to utilize our strong liquidity position to actively seek opportunities to take advantage of the current market weakness in the drybulk industry for the benefit of shareholders. In pursuing future growth, we will remain disciplined in our approach, adhering to a strict set of return criteria as we have done in the past.

In Appreciation of a Dedicated Team

Genco's numerous accomplishments during this challenging period are attributed directly to the hard work and dedication of our employees. I thank our team for their tireless efforts in adhering to the highest standards and delivering first-rate service for our customers. I would also like to thank our shareholders, bankers, customers and other key stakeholders for their continued support. I look forward to providing an update on our progress in the future.

Sincerely,

Peter C. Georgiopoulos
Chairman of the Board
Genco Shipping & Trading Limited



LETTER FROM THE PRESIDENT

Since Genco's founding in 2004, the Company has continued to achieve significant commercial recognition and has once again advanced its position as a bellwether in the drybulk industry during the year.

Genco's ongoing success partnering with a diverse group of top multi-national charterers continues to be a main driver of the Company's leading industry reputation. During the year, management further differentiated the Company through this proven approach, increasing its number of charterers and expanding Genco's relationships with high quality companies, including our largest customer, Cargill International. Specifically, during 2008, the Company signed two of its newly acquired vessels on time charters with this leading international producer and marketer of food and agricultural products founded in 1865. In addition to this success, we also signed favorable contracts for four newly acquired vessels and extended or signed new time charters with reputable charterers for eight of our existing vessels. Complementing Genco's strong time charter coverage, three of our vessels are in leading spot pools, providing the Company with greater operational flexibility and commercial potential.

The considerable support we have garnered from world-class charterers is attributable to our strong brand as an operator of modern tonnage. During 2008, we further expanded our modern fleet and took delivery of six high-quality vessels, including two Panamax vessels and one Supramax vessel acquired from Bocimar International N.V. and Delphis N.V. Consistent with our goal to further strengthen our commercial prospects, we completed the 2007 acquisition of six drybulk vessels from Evalend Shipping Co. S.A. with the delivery of one Handysize vessel. We also achieved additional progress related to our 2007 acquisition of nine Capesize vessels from Metrostar Management Corporation group with the delivery of two additional Capesize newbuildings in 2008.

As we enhance our fleet profile, I am proud of our ability to maintain the operational integrity of the Company's fleet by seamlessly integrating our six newly acquired vessels into our existing infrastructure. During a time when we expanded Genco's versatile fleet, I am also pleased we completed the sale of our oldest vessel, the Genco Trader, demonstrating management's unwavering commitment to operating quality tonnage. Our current operating fleet of 32 drybulk vessels, with a carrying capacity of approximately 2,396,500 dwt, has an average age of 6.5 years, which is well below the industry average of approximately 15 years. Upon the anticipated delivery of three remaining Capesize newbuildings in 2009, we expect to expand Genco's modern fleet to 35 drybulk vessels with a carrying capacity of approximately 2,908,000 dwt. Management remains dedicated to operating a diverse modern fleet comprised of first-in-class vessels as we seek to take advantage of the long-term demand for the global transportation of essential drybulk commodities along worldwide shipping routes.

In support of our relentless efforts to provide service that meets the highest operational standards, we have partnerships in place with three of the world's foremost technical management companies. Led by Wallem Shipmanagement, which has more than 35 years of experience, Anglo-Eastern Ship Management and Wilhelmsen Ship Management, our third-party relationships complement our internal operations and provide important strategic benefits. Specifically, we are able to establish a strong operational foundation while maintaining a cost-effective operating structure without sacrificing our focus on safety.

2008 was another notable and successful year for Genco. As we continue to serve our charterers and exceed their expectations, we intend to draw upon the company's strengths, which have served both our customers and shareholders well in the past. We are confident the Company's experienced management team, quality modern fleet and commitment to operational excellence will continue to differentiate the Company in the industry.

I would like to extend my appreciation to the entire Genco team for their dedication and hard work during the year.

Sincerely,

Robert Gerald Buchanan
President
Genco Shipping & Trading Limited



LETTER FROM THE CFO

During a challenging economic and credit environment, we are pleased that Genco delivered strong financial results while implementing proactive measures to enhance the Company's financial flexibility and leadership position.

Continuing to achieve strong financial performance, we posted net income of $86.6 million for the full year 2008 on total revenue of $405.4 million. We also distributed dividends of $3.00 per share for the first nine months of the year. Our ability to generate solid results during a period of weakening economic fundamentals is testimony to our ongoing focus on increasing the time charter coverage for our growing fleet. Management's notable success in this strategic area enabled the Company to continue generating stable cash flows throughout 2008 while maintaining sizeable time charter coverage for the future. Highlighting Genco's commitment to providing shareholders with a healthy contracted revenue stream, as of February 25, 2009, the Company has approximately 64% of its fleet's estimated available days locked away on contracts for the remainder of 2009 and 41% for 2010. Consistent with our time charter approach, Genco has the option to lock away the three vessels that currently trade in leading spot pools on fixed rates as the market environment improves.

During 2008, Genco also continued its intense focus on preserving the Company's financial strength. In support of our important efforts, we completed a follow-on offering accompanied by a secondary offering during the second quarter of 2008. The follow-on offering was notable for a number of reasons. First, the offering generated $195.4 million in proceeds that we used to reduce our debt. Second, the offering demonstrated the continued confidence that the capital markets have in Genco's future prospects.

In maintaining a strong financial foundation, which has been a hallmark of Genco since the Company was founded in 2004, we implemented additional measures to address the global financial crisis and best serve our shareholders. We canceled an agreement to acquire six drybulk newbuildings in the fourth quarter thereby freeing up substantial liquidity for 2009. While the Company had sufficient resources to take delivery of these six vessels, we made the prudent decision to terminate the transaction as a result of the market contraction following our agreement to acquire the vessels in the second quarter of 2008.

Secondly, we amended our $1.4 billion credit facility in January 2009. Under terms of the 10-year facility, led by DnB NOR Bank ASA and Bank of Scotland PLC, the collateral maintenance covenant has been waived, in light of the current volatility in asset values. In addition, Genco maintains the ability to borrow the undrawn portion of the $1.4 billion loan during the waiver period. Amounts borrowed under the amended facility begin to reduce on March 31, 2009 at $12.5 million per quarter and will bear interest at LIBOR plus 2.00%. No further restrictions were placed on cash allowing us flexibility to take advantage of growth opportunities at lower asset prices. Management's ability to amend the credit facility under favorable terms demonstrates the strong confidence our banking group has in the Company's future prospects. We appreciate the ongoing support that we have received from global lending institutions since going public in June 2005 and intend to maintain our focus on ensuring the strength of our banking relationships for the benefit of the Company and its shareholders. While Genco's dividends and share repurchases have been suspended under the amended facility, it is important to note that the Company will be able to reinstate both programs once the Company is able to satisfy the collateral maintenance covenant. Finally, we completed the sale of our oldest vessel, the Genco Trader, at an attractive net sale price of $43.1 million in the first quarter of 2008.

The strategic steps we have taken in 2008 and year-to-date 2009 have served to further differentiate the Company in terms of its financial flexibility and ability to generate stable cash flows. We intend to draw upon these strengths as we fund the three remaining Capesize newbuildings and seek opportunities to take advantage of the current market weakness. We remain dedicated to growing the fleet and the Company's earnings power over the long term in a manner that meets our strict return criteria related to earnings and cash flow accretion as well as return on capital hurdles.

In closing, I thank our finance department for their continued support. Consistent with our goal to ensure a high level of financial reporting integrity, I am pleased to report that Genco had effective internal controls under Section 404 of the Sarbanes Oxley Act at December 31, 2008.

Sincerely,

John C. Wobensmith
Chief Financial Officer
Genco Shipping & Trading Limited



STRONG RELATIONSHIPS WITH LEADING INTERNATIONAL CHARTERERS

Genco's ongoing ability to deliver strong results to charterers and shareholders alike is directly related to the Company's long-term relationships with world-class customers.

During 2008, Genco continued to sign charters at attractive rates with a diverse group of reputable multi-national companies. Notably, five of the six drybulk vessels delivered to the Company in 2008—the Genco Champion, Genco Constantine, Genco Raptor, Genco Thunder and the Genco Hadrian—were signed to contracts prior to the vessels' deliveries.

In addition to the Company's newly acquired vessels, Genco signed favorable contracts for the Genco Marine, Genco Acheron, and the Genco Prosperity last year. Based on the Company's considerable success in the execution of its time charter strategy, as of February 25, 2009, Genco has approximately 64% of its fleet's estimated available days secured on contracts for the remainder of 2009 and 41% for 2010. Importantly, the Company seeks to contract with high credit quality counterparties, which includes its largest two customers—Cargill International, an international producer and marketer of food and agricultural products with more than 150 years of experience, and Lauritzen Bulkers A/S, a 125-year old ocean transporter of drybulk cargo.

Building on its past successes, Genco plans to maintain a steadfast approach of securing sizeable time charter coverage for the Company's modern fleet, which has been a hallmark of Genco's operations. In pursuing this critical objective, Genco will remain focused on signing contracts with reputable, high credit counterparties at rates that are favorable given the Company's break-even levels and capital costs.

ENHANCED FINANCIAL LIQUIDITY

Genco was founded in 2004 with the distinct vision of becoming a global leader in the drybulk industry with a strong financial foundation. Consistent with this vision, Genco has taken proactive measures to increase its financial liquidity and enhance the Company's ability to emerge from the current market environment as an industry bellwether.

During 2008, the Company achieved significant success enhancing its financial flexibility including completing a $196 million follow-on offering, monetizing the Company's oldest vessel, and cancelling the acquisition of six drybulk vessels that were purchased during a strong market. Genco's success in solidifying its financial strength continued in 2009 when the Company amended its 10-year, $1.4 billion credit facility. Under terms of the amended facility, led by DnB NOR Bank ASA and Bank of Scotland PLC, the collateral maintenance requirement has been waived. The amended facility provides Genco with significant protection in its covenant compliance from volatile asset prices. Importantly, Genco will continue to be able to borrow the undrawn portion of the loan. The Company plans to fund the three remaining Capesize newbuildings expected to be delivered in 2009 with this undrawn portion of its credit facility as well as cash flow from operations, backed by sizeable time charter coverage.

Genco's progress in proactively addressing current market conditions and strengthening the Company's financial power and flexibility positions it well for the future. The Company continues to seek to expand both its fleet and earnings power, scrutinizing potential transactions based on their ability to provide earnings and cash flow accretion as well as significant return on total capital.





MODERN, HIGH-QUALITY FLEET

Genco's unwavering focus on building a modern fleet for the safe and reliable transportation of drybulk commodities has solidified the Company's leading brand among top charterers.

Consistent with the Company's vision of becoming a global leader in the drybulk industry with the highest quality tonnage, Genco continued to enhance its fleet profile. During the year, the Company further strengthened its commercial prospects for the benefit of shareholders by taking delivery of two 2008-built Capesize vessels, the Genco Constantine and the Genco Hadrian, two 2007-built Panamax vessels, the Genco Raptor and the Genco Thunder, a 2007-built Supramax vessel, the Genco Cavalier, and a 2006-built Handysize vessel, the Genco Champion.

Currently, the Company has an operating fleet of 32 vessels, consisting of six Capesize, eight Panamax, four Supramax, six Handymax and eight Handysize vessels with an aggregate carrying capacity of approximately 2,396,500 dwt and an average age of 6.5 years. In addition to owning a sizeable fleet that is approximately eight years younger than the industry average, Genco's diversified approach of operating vessels across the drybulk industry enhances the Company's ability to deliver first-rate service to its leading multi-national charters. With the delivery of three additional Capesize newbuildings, Genco is poised to further strengthen its industry leadership position once again in 2009.

In transporting essential commodities along worldwide shipping routes, Genco continues to focus on advancing its philosophy of operational excellence. To achieve this important objective and meet the highest industry standards, Genco plans to continue implementing rigorous operational procedures, both on shore and at sea while partnering with three of the world's leading technical management companies.

FLEET LIST

VESSEL NAME	VESSEL TYPE	DEADWEIGHT	YEAR BUILT
Genco Constantine	Capesize	180,183	2008
Genco Augustus	Capesize	180,151	2007
Genco London	Capesize	177,833	2007
Genco Titus	Capesize	177,729	2007
Genco Tiberius	Capesize	175,874	2007
Genco Hadrian	Capesize	169,694	2008
Genco Thunder	Panamax	76,588	2007
Genco Raptor	Panamax	76,499	2007
Genco Beauty	Panamax	73,941	1999
Genco Vigour	Panamax	73,941	1999
Genco Knight	Panamax	73,941	1999
Genco Leader	Panamax	73,941	1999
Genco Surprise	Panamax	72,495	1998
Genco Acheron	Panamax	72,495	1999
Genco Hunter	Supramax	58,729	2007
Genco Warrior	Supramax	55,435	2005
Genco Predator	Supramax	55,407	2005
Genco Cavalier	Supramax	53,617	2007
Genco Muse	Handymax	48,913	2001
Genco Success	Handymax	47,186	1997
Genco Wisdom	Handymax	47,180	1997
Genco Carrier	Handymax	47,180	1998
Genco Prosperity	Handymax	47,180	1997
Genco Marine	Handymax	45,222	1996
Genco Sugar	Handysize	29,952	1998
Genco Reliance	Handysize	29,952	1999
Genco Progress	Handysize	29,952	1999
Genco Pioneer	Handysize	29,952	1999
Genco Explorer	Handysize	29,952	1999
Genco Champion	Handysize	28,445	2006
Genco Challenger	Handysize	28,428	2003
Genco Charger	Handysize	28,398	2005

VESSEL NAME	VESSEL TYPE	DEADWEIGHT	EXPECTED DELIVERY
Genco Commodus	Capesize	170,500	Q2 2009
Genco Maximus	Capesize	170,500	Q3 2009
Genco Claudius	Capesize	170,500	Q3 2009

FINANCIAL TABLE OF CONTENTS

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	For the years ended December 31,				For the period from September 27, 2004 to December 31,
	2008	2007	2006	2005[1]	2004[1]
INCOME STATEMENT DATA:					
(U.S. dollars in thousands, except for share and per share amounts)					
Revenues	$ 405,370	$ 185,387	$ 133,232	$ 116,906	$ 1,887
Operating Expenses:					
Voyage expenses	5,116	5,100	4,710	4,287	44
Vessel operating expenses	47,130	27,622	20,903	15,135	141
General and administrative expenses	17,027	12,610	8,882	4,937	113
Management fees	2,787	1,654	1,439	1,479	27
Depreciation and amortization	71,395	34,378	26,978	22,322	421
Loss on forfeiture of vessel deposits	53,765	—	—	—	—
Gain on sale of vessels	(26,227)	(27,047)	—	—	—
Total operating expenses	170,993	54,317	62,912	48,160	746
Operating income	234,377	131,070	70,320	68,746	1,141
Other (expense) income	(147,797)	(24,261)	(6,798)	(14,264)	(234)
Net income	$ 86,580	$ 106,809	$ 63,522	$ 54,482	$ 907
Earnings per share—Basic	$ 2.86	$ 4.08	$ 2.51	$ 2.91	$ 0.07
Earnings per share—Diluted	$ 2.84	$ 4.06	$ 2.51	$ 2.90	$ 0.07
Dividends declared and paid per share	$ 3.85	$ 2.64	$ 2.40	$ 0.60	$ —
Weighted average common shares outstanding—Basic	30,290,016	26,165,600	25,278,726	18,751,726	13,500,000
Weighted average common shares outstanding—Diluted	30,452,850	26,297,521	25,351,297	18,755,195	13,500,000
BALANCE SHEET DATA:					
(U.S. dollars in thousands, at end of period)					
Cash and cash equivalents	$ 124,956	$ 71,496	$ 73,554	$ 46,912	$ 7,431
Total assets	1,990,006	1,653,272	578,262	489,958	201,628
Total debt (current and long-term)	1,173,300	936,000	211,933	130,683	125,766
Total shareholders' equity	696,478	622,185	353,533	348,242	73,374
OTHER DATA:					
(U.S. dollars in thousands)					
Net cash flow provided by operating activities	$ 267,416	$ 120,862	$ 90,068	$ 88,230	$ 2,718
Net cash flow used in investing activities	(514,288)	(984,350)	(82,840)	(268,072)	(189,414)
Net cash provided by financing activities	300,332	861,430	19,414	219,323	194,127
EBITDA[2]	$ 208,807	$ 164,183	$ 97,406	$ 91,068	$ 1,562

(1) On July 18, 2005, prior to the closing of the public offering of our common stock, our board of directors and stockholder approved a split (in the form of a stock dividend, giving effect to a 27,000:1 common stock split) of our common stock. All share and per share amounts relating to common stock, included in the accompanying consolidated financial statements and footnotes, have been restated to reflect the stock split for all periods presented.

(2) EBITDA represents net income plus net interest expense and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in our consolidating internal financial statements, and it is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate the Company's performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above:

	For the years ended December 31,				For the period from September 27, 2004 to December 31,
	2008	2007	2006	2005	2004
(U.S. dollars in thousands, except for per share amounts)					
Net income	**$ 86,580**	$106,809	$63,522	$54,482	$ 907
Net interest expense	**50,832**	22,996	6,906	14,264	234
Depreciation and amortization	**71,395**	34,378	26,978	22,322	421
EBITDA	**$208,807**	$ 164,183	$97,406	$91,068	$1,562

General

We are a Marshall Islands company incorporated in September 2004 to transport iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes through the ownership and operation of drybulk carrier vessels. As of February 26, 2009, our fleet consisted of six Capesize, eight Panamax, four Supramax, six Handymax and eight Handysize drybulk carriers, with an aggregate carrying capacity of approximately 2,396,500 dwt, and the average age of our fleet was approximately 6.5 years at December 31, 2008, as compared to the average age for the world fleet of approximately 15 years for the drybulk shipping segments in which we compete. Most of the vessels in our fleet are on time charters to well known charterers, including Lauritzen Bulkers, Cargill, NYK Europe, Pacbasin, STX, Cosco, and HMMC. As of February 26, 2009, 29 of the 32 vessels in our fleet are presently engaged under time charter contracts that expire (assuming the option periods in the time charters are not exercised) between March 2009 and October 2012, and three of our vessels are currently operating in vessel pools. See page 41 for a table indicating the delivery dates of all vessels currently in our fleet.

We intend to acquire additional modern, high-quality drybulk carriers through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow. We expect to fund acquisitions of additional vessels using cash reserves set aside for this purpose, additional borrowings and may consider additional debt and equity financing alternatives from time to time.

Our management team and our other employees are responsible for the commercial and strategic management of our fleet. Commercial management includes the negotiation of charters for vessels, managing the mix of various types of charters, such as time charters and voyage charters, and monitoring the performance of our vessels under their charters. Strategic management includes locating, purchasing, financing and selling vessels. We currently contract with three independent technical managers, to provide technical management of our fleet at a lower cost than we believe would be possible in-house. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. Members of our New York City-based management team oversee the activities of our independent technical managers.

The Genco Cavalier, a 2007-built Supramax vessel, was on charter to Samsun Logix Corporation, which the Company understands has filed for the equivalent of bankruptcy protection in South Korea, otherwise referred to as a rehabilitation application. Charter hire for the Genco Cavalier has been received up until January 30, 2009. The Company is expecting the decision of the South Korean courts regarding the acceptance or rejection of the rehabilitation application to be made on or about March 6, 2009. The Company has commenced arbitration proceedings in the United Kingdom for damages related to non-performance of Samsun under the time charter agreement. As a result of the non-payment of hire, the Company may seek to withdraw the vessel from this contract. Also, on February 8, 2009, while the vessel was at safe anchorage in Singapore, it was involved in a minor collision caused by another vessel in its vicinity. No injuries or pollution from either vessel have been reported, but we expect the vessel will incur approximately 14 days of off-hire for repairs arising from the event. The Company is in the process of filing a claim for the full amount of the damages as well as any off-hire time related to the collision against the other vessel's owner.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2008 and 2007.

	For the years ended December 31, 2008	2007	Increase (Decrease)	% Change
FLEET DATA:				
Ownership days(1)				
Capesize	**1,781.6**	403.5	1,378.1	341.5%
Panamax	**2,541.3**	2,555.0	(13.7)	(0.5%)
Supramax	**1,265.5**	37.3	1,228.2	3,292.8%
Handymax	**2,196.0**	2,578.3	(382.3)	(14.8%)
Handysize	**2,926.4**	1,860.0	1,066.4	57.3%
Total	**10,710.8**	7,434.1	3,276.7	44.1%
Available days(2)				
Capesize	**1,780.8**	396.8	1,384.0	348.8%
Panamax	**2,478.5**	2,535.5	(57.0)	(2.2%)
Supramax	**1,263.6**	32.0	1,231.6	3,848.8%
Handymax	**2,196.0**	2,502.5	(306.5)	(12.2%)
Handysize	**2,863.0**	1,847.2	1,015.8	55.0%
Total	**10,581.9**	7,314.0	3,267.9	44.7%
Operating days(3)				
Capesize	**1,780.5**	396.8	1,383.7	348.7%
Panamax	**2,425.8**	2,473.5	(47.7)	(1.9%)
Supramax	**1,215.7**	32.0	1,183.7	3,699.1%
Handymax	**2,180.8**	2,483.7	(302.9)	(12.2%)
Handysize	**2,857.9**	1,833.8	1,024.1	55.8%
Total	**10,460.7**	7,219.9	3,240.8	44.9%
Fleet utilization(4)				
Capesize	**100.0%**	100.0%	0.0%	0.0%
Panamax	**97.9%**	97.6%	0.3%	0.3%
Supramax	**96.2%**	100.0%	(3.8%)	(3.8%)
Handymax	**99.3%**	99.3%	0.0%	0.0%
Handysize	**99.8%**	99.3%	0.5%	0.5%
Fleet average	**98.9%**	98.7%	0.2%	0.2%

	For the years ended December 31,		Increase	%
	2008	2007	(Decrease)	Change
AVERAGE DAILY RESULTS:				
(U.S. dollars)				
Time Charter Equivalent[5]				
Capesize	**$69,922**	$68,377	$1,545	2.3%
Panamax	**34,194**	26,952	7,242	26.9%
Supramax	**46,881**	44,959	1,922	4.3%
Handymax	**33,875**	22,221	11,654	52.4%
Handysize	**20,035**	15,034	5,001	33.3%
Fleet average	**37,824**	24,650	13,174	53.4%
Daily vessel operating expenses[6]				
Capesize	**$ 4,822**	$ 4,190	$ 632	15.1%
Panamax	**4,641**	4,261	380	8.9%
Supramax	**4,629**	4,334	295	6.8%
Handymax	**4,380**	3,395	985	29.0%
Handysize	**3,851**	3,295	556	16.9%
Fleet average	**4,400**	3,716	684	18.4%

(1) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) We define TCE rates as net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the years ended December 31,	
	2008	2007
INCOME STATEMENT DATA		
(U.S. dollars in thousands)		
Voyage revenues	**$405,370**	$185,387
Voyage expenses	**5,116**	5,100
Net voyage revenue	**$400,254**	$180,287

(6) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following compares our operating income and net income for the years ended December 31, 2008 and 2007.

	For the years ended December 31,		Increase	%
	2008	2007	(Decrease)	Change
INCOME STATEMENT DATA:				
(U.S. dollars in thousands, except for per share amounts)				
Revenues	**$405,370**	$ 185,387	$ 219,983	118.7%
Operating Expenses:				
Voyage expenses	**5,116**	5,100	16	0.3%
Vessel operating expenses	**47,130**	27,622	19,508	70.6%
General and administrative expenses	**17,027**	12,610	4,417	35.0%
Management fees	**2,787**	1,654	1,133	68.5%
Depreciation and amortization	**71,395**	34,378	37,017	107.7%
Loss on forfeiture of vessel deposits	**53,765**	—	53,765	100.0%
Gain on sale of vessels	**(26,227)**	(27,047)	820	(3.0%)
Total operating expenses	**170,993**	54,317	116,676	214.8%
Operating income	**234,377**	131,070	103,307	78.8%
Other (expense) income	**(147,797)**	(24,261)	(123,536)	509.2%
Net income	**$ 86,580**	$106,809	$(20,229)	(18.9%)
Earnings per share—Basic	**$ 2.86**	$ 4.08	$ (1.22)	(29.9%)
Earnings per share—Diluted	**$ 2.84**	$ 4.06	$ (1.22)	(30.0%)
Dividends declared and paid per share	**$ 3.85**	$ 2.64	$ 1.21	45.8%
Weighted average common shares outstanding—Basic	**30,290,016**	26,165,600	4,124,416	15.8%
Weighted average common shares outstanding—Diluted	**30,452,850**	26,297,521	4,155,329	15.8%

	For the years ended December 31, 2008	2007	Increase (Decrease)	% Change
BALANCE SHEET DATA:				
(U.S. dollars in thousands, at end of period)				
Cash and cash equivalents	**$ 124,956**	$ 71,496	$ 53,460	74.8%
Total assets	**1,990,006**	1,653,272	336,734	20.4%
Total debt (current and long-term)	**1,173,300**	936,000	237,300	25.4%
Total shareholders' equity	**$ 696,478**	$ 622,185	$ 74,293	11.9%
OTHER DATA:				
(U.S. dollars in thousands)				
Net cash flow provided by operating activities	**$ 267,416**	$ 120,862	$ 146,554	121.3%
Net cash flow used in investing activities	**(514,288)**	(984,350)	470,062	(47.8%)
Net cash provided by financing activities	**300,332**	861,430	(561,098)	(65.1%)
EBITDA[1]	**$ 208,807**	$ 164,183	$ 44,624	27.2%

(1) EBITDA represents net income plus net interest expense and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in our consolidating internal financial statements, and it is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital, intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate the Company's performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above:

	For the years ended December 31, 2008	2007
(U.S. dollars in thousands except for per share amounts)		
Net income	**$ 86,580**	$ 106,809
Net interest expense	**50,832**	22,996
Depreciation and amortization	**71,395**	34,378
EBITDA	**$208,807**	$ 164,183

Results of Operations

Revenues—Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire that our vessels earn, that, in turn, are affected by a number of factors, including:

- the duration of our charters;
- our decisions relating to vessel acquisitions and disposals;
- the amount of time that we spend positioning our vessels;
- the amount of time that our vessels spend in drydock undergoing repairs;
- maintenance and upgrade work;
- the age, condition and specifications of our vessels;
- levels of supply and demand in the drybulk shipping industry; and
- other factors affecting spot market charter rates for drybulk carriers.

For 2008, revenues grew 118.7% to $405.4 million versus $185.4 million for 2007. Revenues in both periods consisted of charter payments for our vessels, including revenue realized from pools. The increase in revenues during the twelve months ended December 31, 2008 was primarily due to the growth of our fleet and favorable market conditions at the time we entered into time charter agreements, as evidenced by the increase in the average TCE rate as discussed below.

The average TCE rate of our fleet increased to $37,824 a day for 2008 from $24,650 a day for 2007. The increase in TCE rates was primarily due to higher time charter rates achieved in 2008 versus the prior year for three of the Panamax vessels, the six Handymax vessels, as well as six of the Handysize vessels in our current fleet. Furthermore, higher TCE rates were achieved during 2008 versus 2007 due to the operation of one of the Capesize vessels acquired as part of the Metrostar acquisition and the two Panamax and one Supramax vessel acquired as part of the Bocimar acquisition.

Charterhire rates are volatile, as evidenced by the historical high rates during May 2008 which have since declined to very low rates in December 2008. During the first two months of 2009, rates have recovered slightly from the lows experienced in December 2008 but remain significantly below the 2008 highs.

For 2008 and 2007, we had ownership days of 10,710.8 days and 7,434.1 days, respectively. Our fleet utilization for 2008 and 2007 was 98.9% and 98.7%, respectively. The utilization was higher during the year ended December 31, 2008 due to additional unscheduled off-hire days during 2007 as compared to 2008. During 2007, we experienced unscheduled off-hire of approximately 50 days in aggregate for the Genco Trader, Genco Glory and Genco Sugar associated with maintenance and other delays, as compared to 41 unscheduled off-hire days during 2008 related to the repair of the Genco Hunter.

Voyage Expenses—Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated third parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner.

For the years ended 2008 and 2007, we did not incur port and canal charges or any significant expenses related to the consumption of bunkers as part of our vessels' overall expenses, because all of our vessels were employed under time charters or pool arrangements that required the charterer to bear all of those expenses.

For both 2008 and 2007, voyage expenses were $5.1 million and consisted primarily of brokerage commissions paid to third parties.

Vessel Operating Expenses—Vessel operating expenses increased to $47.1 million from $27.6 million for 2008 and 2007, respectively. This was mostly due to the expansion of our fleet during 2008 as compared to 2007. Furthermore, the increased costs were due to higher expenses for crewing, repairs and maintenance and insurance.

For 2008 and 2007, the average daily vessel operating expenses for our fleet were $4,400 and $3,716 per day, respectively. The increase in 2008 was due mostly to increased costs for crewing, repairs and maintenance and insurance, as well as the operation of larger, capesize vessels for all of 2008 as compared to 2007. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

Our vessel operating expenses, which generally represent fixed costs, will increase as a result of the expansion of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase. The Company increased its 2009 budget based primarily on the anticipated increased cost for crewing, insurance and lubes.

Based on our management's estimates and budgets provided by our technical manager, we expect our vessels to have daily vessel operating expenses during 2009 of:

Vessel Type	Average Daily Budgeted Amount
Capesize	$6,200
Panamax	5,400
Supramax	5,100
Handymax	5,200
Handysize	4,800

General and Administrative Expenses—We incur general and administrative expenses, which relate to our onshore non-vessel related activities. Our general and administrative expenses include our payroll expenses, including those relating to our executive officers, rent, legal, auditing and other professional expenses.

For 2008 and 2007, general and administrative expenses were $17.0 million and $12.6 million, respectively. The increase in general and administrative expenses was due to costs associated with higher employee non-cash compensation and other employee-related costs.

Management Fees—We incur management fees to third-party technical management companies for the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. For 2008 and 2007, management fees were $2.8 million and $1.7 million, respectively. The increase was due primarily to increased rates charged by the management companies we use as well to as the operation of a larger fleet.

Depreciation and Amortization—We depreciate the cost of our vessels on a straight-line basis over the expected useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated residual value. We estimate the useful life of our vessels to be 25 years. Furthermore, we estimate the residual values of our vessels to be based upon $175 per lightweight ton, which we believe to be the anticipated scrap value of our vessels.

For years ended December 31, 2008 and 2007, depreciation and amortization charges were $71.4 million and $34.4 million, respectively, an increase of $37.0 million. The increase primarily was due to the growth in our fleet during 2008 as compared to 2007.

Loss on Forfeiture of Vessel Deposits—For years ended December 31, 2008 and 2007, the loss on forfeiture of vessel deposits was $53.8 million and $0 million, respectively. This loss was attributable to our cancellation of the acquisition of six vessels during the fourth quarter of 2008. The Company decided to cancel this acquisition in order to strengthen its liquidity and in light of current market conditions.

Gain on Sale of Vessels—For years ended December 31, 2008 and 2007, the gain on the sale of vessels was $26.2 million and $27.0 million, respectively. These amounts were attributable to the sale of the Genco Trader in 2008 and the sale of the Genco Glory and Genco Commander in 2007.

Other (Expense) Income—

(Loss) Income from Derivative Instruments—Effective August 16, 2007, the Company has elected hedge accounting for forward currency contracts in place associated with the cost basis of shares of Jinhui stock it has purchased. However, the hedge is limited to the lower of the cost basis or the market value of the Jinhui stock. On October 10, 2008, the Company elected to discontinue the purchase of forward currency contracts associated with Jinhui and has eliminated the hedge due to the current market value of Jinhui. The forward currency contract for a notional amount of 739.2 million NOK (Norwegian Kroner) or $128,105, was settled on October 22, 2008. For further details of the application of hedge accounting, please refer to the discussion under the subheading "Currency Risk Management." For 2008 and 2007, (loss) income from derivative instruments was $(0.1) million and $(1.3) million, respectively. The loss for the year ended December 31, 2008 is primarily due to the difference paid between the spot and forward rate on the forward currency contracts associated with our investment. The loss for the year ended December 31, 2007 is primarily attributable to the forward currency contracts associated with Jinhui prior to electing hedge accounting.

Impairment of Investment—For 2008 and 2007, impairment of investment was $103.9 million and $0 million, respectively. During 2008, the impairment of investment balance consists of the write-down of the Company's investment in Jinhui to its estimated fair value as the Company deemed the investment to be other-than-temporarily impaired as of December 31, 2008. The impairment loss was reclassified from equity and recorded in the Consolidated Statement of Operations. The Company investment was considered to be other-than-temporarily impaired as of December 31, 2008 due to the severity of the decline in its market value versus our cost basis.

Net Interest Expense—For 2008 and 2007, net interest expense was $50.8 million and $23.0 million, respectively. Net interest expense consisted mostly of interest payments made under our 2007 Credit Facility and 2008 Term Facility during 2008 and the 2005 Credit Facility, the Short-Term Line, and the 2007 Credit Facility during 2007. Due to the 2009 Amendment, the Company recorded a non-cash charge of $1.9 million associated with capitalized costs related to deferred financing costs on the facility and prior amendments. Additionally, during the fourth quarter of 2008, the Company cancelled the 2008 Term Facility resulting in a charge of $2.2 million associated with unamortized deferred financing costs. During the third quarter of 2007, the Company refinanced the 2005 Credit Facility and the Short-Term Line with the 2007 Credit Facility resulting in a non-cash charge of $3.6 million associated with the write-down of unamortized deferred bank charges related to our former facilities. Interest income as well as amortization of deferred financing costs related to our respective credit facilities is included in both periods. The increase in net interest expense for 2008 versus 2007 was mostly a result of higher outstanding debt due to the acquisition of additional vessels in the fourth quarter of 2007 through the third quarter of 2008.

Year ended December 31, 2007 compared to the year ended December 31, 2006

Factors Affecting Our Results of Operations

We believe that the following table reflects important measures for analyzing trends in our results of operations. The table reflects our ownership days, available days, operating days, fleet utilization, TCE rates and daily vessel operating expenses for the years ended December 31, 2007 and 2006.

	For the years ended December 31,		Increase	%
	2007	2006	(Decrease)	Change
FLEET DATA:				
Ownership days[1]				
Capesize	403.5	–	403.5	N/A
Panamax	2,555.0	1,923.7	631.3	32.8%
Supramax	37.3	–	37.3	N/A
Handymax	2,578.3	2,614.4	(36.1)	(1.4%)
Handysize	1,860.0	1,825.0	35.0	1.9%
Total	7,434.1	6,363.1	1,071.0	16.8%
Available days[2]				
Capesize	396.8	–	396.8	N/A
Panamax	2,535.5	1,905.7	629.8	33.0%
Supramax	32.0	–	32.0	N/A
Handymax	2,502.5	2,552.6	(50.1)	(2.0%)
Handysize	1,847.2	1,825.0	22.2	1.2%
Total	7,314.0	6,283.3	1,030.7	16.4%
Operating days[3]				
Capesize	396.8	–	396.8	N/A
Panamax	2,473.5	1,886.6	586.9	31.1%
Supramax	32.0	–	32.0	N/A
Handymax	2,483.7	2,527.1	(43.4)	(1.7%)
Handysize	1,833.8	1,822.8	11.0	0.6%
Total	7,219.9	6,236.5	983.4	15.8%
Fleet utilization[4]				
Capesize	100.0%	–	100.0%	N/A
Panamax	97.6%	99.0%	(1.4%)	(1.4%)
Supramax	100.0%	–	100.0%	N/A
Handymax	99.3%	99.0%	0.3%	0.3%
Handysize	99.3%	99.9%	(0.6%)	(0.6%)
Fleet average	98.7%	99.3%	(0.6%)	(0.6%)

	For the years ended December 31,		Increase	%
	2007	2006	(Decrease)	Change
AVERAGE DAILY RESULTS:				
(U.S. dollars)				
Time Charter Equivalent[5]				
Capesize	$68,377	–	$68,377	N/A
Panamax	26,952	$24,128	2,824	11.7%
Supramax	44,959	–	44,959	N/A
Handymax	22,221	21,049	1,172	5.6%
Handysize	15,034	15,788	(754)	(4.8%)
Fleet average	24,650	20,455	4,195	20.5%
Daily vessel operating expenses[6]				
Capesize	$ 4,190	–	$ 4,190	N/A
Panamax	4,261	$ 3,615	646	17.9%
Supramax	4,334	–	4,334	N/A
Handymax	3,395	3,228	167	5.2%
Handysize	3,295	3,019	276	9.1%
Fleet average	3,716	3,285	431	13.1%

(1) We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2) We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3) We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5) We define TCE rates as net voyage revenue (voyage revenues less voyage expenses) divided by the number of our available days during the period, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.

	For the years ended December 31,	
	2007	2006
INCOME STATEMENT DATA:		
(U.S. dollars in thousands)		
Voyage revenues	$185,387	$133,232
Voyage expenses	5,100	4,710
Net voyage revenue	$180,287	$128,522

(6) We define daily vessel operating expenses to include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Operating Data

The following discusses our operating income and net income for the years ended December 31, 2007 and 2006.

	For the years ended December 31, 2007	For the years ended December 31, 2006	Increase (Decrease)	% Change
INCOME STATEMENT DATA:				
(U.S. dollars in thousands, except for per share amounts)				
Revenues	$ 185,387	$ 133,232	$ 52,155	39.1%
Operating Expenses:				
Voyage expenses	5,100	4,710	390	8.3%
Vessel operating expenses	27,622	20,903	6,719	32.1%
General and administrative expenses	12,610	8,882	3,728	42.0%
Management fees	1,654	1,439	215	14.9%
Depreciation and amortization	34,378	26,978	7,400	27.4%
Gain on sale of vessels	(27,047)	—	27,047	N/A
Total operating expenses	54,317	62,912	(8,595)	(13.7%)
Operating income	131,070	70,320	60,750	86.4%
Other (expense) income	(24,261)	(6,798)	(17,463)	256.9%
Net income	$ 106,809	$ 63,522	$ 43,287	68.1%
Earnings per share—Basic	$ 4.08	$ 2.51	$ 1.57	62.5%
Earnings per share—Diluted	$ 4.06	$ 2.51	$ 1.55	61.8%
Dividends declared and paid per share	$ 2.64	$ 2.40	$ 0.24	10.0%
Weighted average common shares outstanding—Basic	26,165,600	25,278,726	886,874	3.5%
Weighted average common shares outstanding—Diluted	26,297,521	25,351,297	946,224	3.7%
BALANCE SHEET DATA:				
(U.S. dollars in thousands, at end of period)				
Cash and cash equivalents	$ 71,496	$ 73,554	$ (2,058)	(2.8%)
Total assets	1,653,272	578,262	1,075,010	185.9%
Total debt (current and long-term)	936,000	211,933	724,067	341.6%
Total shareholders' equity	622,185	353,533	268,652	76.0%
OTHER DATA:				
(U.S. dollars in thousands)				
Net cash flow provided by operating activities	$ 120,862	$ 90,068	$ 30,794	34.2%
Net cash flow used in investing activities	(984,350)	(82,840)	(901,510)	1,088.3%
Net cash provided by financing activities	861,430	19,414	842,016	4,337.2%
EBITDA[1]	$ 164,183	$ 97,406	$ 66,777	68.6%

(1) EBITDA represents net income plus net interest expense and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in our consolidating internal financial statements, and it is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing. EBITDA presents investors with a measure in addition to net income to evaluate the Company's performance prior to these costs. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies. The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above:

	For the years ended December 31, 2007	For the years ended December 31, 2006
(U.S. dollars in thousands, except for per share amounts)		
Net income	$106,809	$ 63,522
Net interest expense	22,996	6,906
Depreciation and amortization	34,378	26,978
EBITDA	$ 164,183	$97,406

Results of Operations

Revenues—For 2007, revenues grew 39.1% to $185.4 million versus $133.2 million for 2006. Revenues in both periods consisted of charter payments for our vessels. The increase in revenues was primarily due to the growth of our fleet during the twelve months ended December 31, 2007, as well as higher TCE rates obtained for all Panamax vessels and three Handymax vessels, off-set by lower rates for the five Handysize vessels chartered to Lauritzen.

The average TCE rate of our fleet increased to $24,650 a day for 2007 as compared to $20,455 a day for 2006. The overall increase in TCE rates was primarily due to higher time charter rates achieved in 2007 versus the prior year for all of the Panamax vessels, as well as 3 of the Handymax vessels in our current fleet. Additionally, included in the TCE rates for the third and fourth quarter of 2007 are the time charter rates for the four Capesize vessels from the Metrostar acquisition and three Supramax vessels from the Evalend acquisition that increased our average TCE rate in comparison to the 2006 period. The increase was countered by lower charter rates achieved in 2007 versus 2006 for the five Handysize vessels on charter with Lauritzen Bulkers A/S, which commenced their time charter contracts at $13,500 per vessel per day during the third quarter of 2006. The five Handysize vessels commenced time charter extensions at higher rates of $19,500 per vessel per day on September 5, 2007.

For 2007 and 2006, we had ownership days of 7,434.1 days and 6,363.1 days, respectively. Fleet utilization for 2007 and 2006 was 98.7% and 99.3%, respectively. The decline in utilization was due primarily to the unscheduled off-hire of approximately 50 days in aggregate for the Genco Trader, Genco Glory and Genco Sugar associated with maintenance and other delays.

Voyage Expenses—Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to unaffiliated third parties. Port and canal charges and bunker expenses primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessel owner.

For the years ended 2007 and 2006, we did not incur port and canal charges or any significant expenses related to the consumption of bunkers as part of our vessels' overall expenses, because all of our vessels were employed under time charters that require the charterer to bear all of those expenses.

For 2007 and 2006, voyage expenses were $5.1 million and $4.7 million, respectively, and consisted primarily of brokerage commissions paid to third parties.

Vessel Operating Expenses—Vessel operating expenses increased to $27.6 million from $20.9 million for 2007 and 2006, respectively. This was mostly due to the expansion of our fleet during 2007 as compared to 2006. Furthermore, the increased costs were due to an increase in crewing, repairs and maintenance and lube costs.

For 2007 and 2006, the average daily vessel operating expenses for our fleet were $3,716 and $3,285 per day, respectively. This increase was mostly due to increased costs for crewing, repairs and maintenance and lube costs. We believe daily vessel operating expenses are best measured for comparative purposes over a 12-month period in order to take into account all of the expenses that each vessel in our fleet will incur over a full year of operation.

General and Administrative Expenses—For 2007 and 2006, general and administrative expenses were $12.6 million and $8.9 million, respectively. The increased general and administrative expenses were mainly due to higher professional expenses, including professional fees associated with the sale of shares by Fleet Acquisition LLC during the first quarter of 2007, costs associated with higher employee non-cash compensation and other employee-related costs.

Management Fees—We incur management fees to third-party technical management companies for the day-to-day management of our vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. For 2007 and 2006, management fees were $1.7 million and $1.4 million, respectively. The increase was due primarily to increased rates charged by the management companies we use as well to as the operation of a larger fleet.

Depreciation and Amortization—For years ended December 31, 2007 and 2006, depreciation and amortization charges were $34.4 million and $27.0 million, respectively, an increase of $7.4 million. The increase primarily was due to the growth in our fleet during 2007 as compared to 2006.

Gain on Sale of Vessels—For year ended December 31, 2007, the gain on the sale of vessels was $27.0 million attributable to the sale of the Genco Glory and Genco Commander. During the year ended December 31, 2006, the Company did not sell any vessels.

Other (Expense) Income—

(Loss) Income from Derivative Instruments—Effective August 16, 2007, the Company has elected hedge accounting for forward currency contracts in place associated with the cost basis of shares of Jinhui stock it has purchased. For further details of the application of hedge accounting, please refer to the discussion under the subheading "Currency Risk Management" on page 45. For 2007 and 2006, (loss) income from derivative instruments was $(1.3) million and $0.1 million, respectively. The net loss is primarily attributable to the forward currency contracts associated with Jinhui prior to electing hedge accounting. The gain in 2006 is due solely to the gain in value of the Company's two interest rate swaps with DnB NOR Bank having fixed rates of 5.075% and 5.25%, respectively, prior to being designated against borrowings.

Net Interest Expense—For 2007 and 2006, net interest expense was $23.0 million and $6.9 million, respectively. Net interest expense consisted mostly of interest payments made under our 2005 Credit Facility, the Short-Term Line, and the 2007 Credit Facility. During the third quarter of 2007, the Company refinanced the 2005 Credit Facility and the Short-Term Line with the 2007 Credit Facility resulting in a non-cash charge of $3.6 million associated with the write-down of unamortized deferred bank charges related to our former facilities. Additionally, the Company capitalized certain interest costs associated with seven of the Capesize vessels under construction. Interest income as well as amortization of deferred financing costs related to our respective credit facilities is included in both periods. The increase in net interest expense for 2007 versus 2006 was mostly a result of higher outstanding debt due to the acquisition of nine vessels in the second half of 2007, and interest expense associated with the borrowings used for the purchase of Jinhui stock.

Liquidity and Capital Resources

To date, we have financed our capital requirements with cash flow from operations, equity offerings and bank debt. We have used our funds primarily to fund vessel acquisitions, regulatory compliance expenditures, the repayment of bank debt and the associated interest expense, and the payment of dividends. We will require capital to fund ongoing operations, acquisitions and debt service. We expect to rely on operating cash flows as well as long-term borrowings to implement our growth plan. Please refer to the discussion under the subheading "Dividend Policy" below for additional information regarding dividends. We also may consider debt and additional equity financing alternatives from time to time. If current market conditions persist, we may be unable to raise additional equity capital or debt financing on acceptable terms or at all. In May 2008, the Company closed on an equity offering of 2,702,669 shares of our common stock at an offering price of $75.47 per share. The Company received net proceeds of approximately $195.4 million after deducting underwriters' fees and expenses. The Company has repaid a portion of the outstanding balance under the 2007 Credit Facility with proceeds from the offering.

The Company entered into the 2007 Credit Facility on July 20, 2007 to repay all other existing debt under the 2005 Credit Facility and Short-Term Line and fund acquisitions, including the agreement to acquire nine Capesize vessels announced on July 18, 2007 and the additional acquisition of three Supramax and three Handysize vessels announced in August 2007. Additionally, in September 2008, the Company entered into the 2008 Term Facility to fund the acquisition costs of six drybulk newbuildings in connection with our entering into agreements for additional vessel acquisitions in 2008. We subsequently cancelled our acquisition of these six drybulk newbuildings in November 2008 in order to strengthen our liquidity and in light of current market conditions. The terms of the 2008 Term Facility provided that it was to be cancelled upon a cancellation of the acquisition contracts for the six vessels. As a result of the cancellation of the acquisition of the six newbuildings, the Company repaid $53 million in debt associated with the deposits for the vessels using cash flow from operations during the fourth quarter of 2008.

We anticipate that internally generated cash flow and borrowings under our 2007 Credit Facility will be sufficient to fund the operations of our fleet, including our working capital requirements for the near term. As a result of the reduction in the market values of vessels, the Company entered into an amendment to the 2007 Credit Facility on January 26, 2009 which waived the existing collateral maintenance financial covenant, which required us to maintain pledged vessels with a value equal to at least 130% of our current borrowings for the year ended December 31, 2008, and accelerated the reductions of the total facility beginning on March 31, 2009. Please read the "2007 Credit Facility" section below for further details of the terms of the amendment. The Company anticipates utilizing a portion of the remaining 2007 Credit Facility and internally generated cash flow or alternative financing to fund the anticipated acquisition of the remaining three Capesize vessels we have agreed to acquire. The collateral maintenance covenant will be waived until the Company can represent that it is in compliance with all of its financial covenants.

Dividend Policy

Historically, our dividend policy, which commenced in November 2005, has been to declare quarterly distributions to shareholders by each February, May, August and November, which commenced in November 2005, substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determines we should maintain. These reserves covered, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. In the future, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. On January 26, 2009, the Company entered into an amendment to the 2007 Credit Facility (the "2009 Amendment") pursuant to which we are required to suspend the payment of cash dividends until the Company can represent that it is in a position to satisfy the collateral maintenance covenant. Refer to Note 8—Long-Term Debt of our financial statements below. As such, a dividend was not declared for the quarter ending December 31, 2008. The following table summarizes the dividends declared based on the results of the respective fiscal quarter:

	Dividend Per Share	Declaration Date
Fiscal Year Ended December 31, 2008		
4th Quarter	**$ —**	**N/A**
3rd Quarter	**$1.00**	**10/23/08**
2nd Quarter	**$1.00**	**7/24/08**
1st Quarter	**$1.00**	**4/29/08**
Fiscal Year Ended December 31, 2007		
4th Quarter	$0.85	2/13/08
3rd Quarter	$0.66	10/25/07
2nd Quarter	$0.66	7/26/07
1st Quarter	$0.66	4/26/07
Fiscal Year Ended December 31, 2006		
4th Quarter	$0.66	2/8/07
3rd Quarter	$0.60	10/26/06
2nd Quarter	$0.60	7/27/06
1st Quarter	$0.60	4/27/06

The aggregate amount of the dividend paid in 2008, 2007 and 2006 was $117.1 million, $69.6 million and $61.0 million, respectively, which we funded from cash on hand. As a result of the 2009 Amendment to the 2007 Credit Facility, we have suspended the payment of cash dividends until we can meet the collateral maintenance covenant contained in the 2007 Credit Facility.

The declaration and payment of any dividend is subject to the discretion of our board of directors and our compliance with the collateral maintenance waiver obtained as part of the 2009 Amendment. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and, as such, will generally be subject to a 15% U.S. federal income tax rate with respect to non-corporate U.S. shareholders that meet certain holding period and other requirements (through 2010). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder's tax basis in its common stock on a dollar-for-dollar basis and, thereafter, as capital gain.

Share Repurchase Program

On February 13, 2008, our board of directors approved our share repurchase program for up to a total of $50.0 million of our common stock. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program were determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require us to purchase any specific number or amount of shares and may be suspended or reinstated at any time in our discretion and without notice. Repurchases under the program are subject to restrictions under the 2007 Credit Facility. The 2007 Credit Facility was amended as of February 13, 2008 to permit the share repurchase program and provide that the dollar amount of shares repurchased is counted toward the maximum dollar amount of dividends that may be paid in any fiscal quarter. Subsequently on January 26, 2009, the Company entered into the 2009 Amendment, which amended the 2007 Credit Facility to require the Company to suspend all share repurchases until the Company can represent that it is in a position to again satisfy the collateral maintenance covenant. Refer to Note 8—Long-Term Debt of our financial statements.

Through December 31, 2008, the Company has repurchased and retired 278,300 shares of its common stock for $11.5 million (average per share purchase price of $41.32) using funding from cash generated from operations pursuant to its share repurchase program. An additional 3,130 shares of common stock were repurchased from employees for $0.04 million during 2008 pursuant to the Company's Equity Incentive Plan. This repurchase is not reflected in the table below.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Dollar Amount as Part of Publicly Announced Plans or Programs	Maximum Dollar Amount that May Yet Be Purchased Under the Plans or Programs
Feb. 1, 2008—Feb. 29, 2008	—	$ —	$ —	$50,000,000
Mar. 1, 2008—Mar. 31, 2008	—	—	—	50,000,000
Apr. 1, 2008—Apr. 30, 2008	—	—	—	50,000,000
May 1, 2008—May 31, 2008	—	—	—	50,000,000
Jun. 1, 2008—Jun. 30, 2008	—	—	—	50,000,000
Jul. 1, 2008—Jul. 31, 2008	—	—	—	50,000,000
Aug. 1, 2008—Aug. 31, 2008	—	—	—	50,000,000
Sept. 1, 2008—Sept. 30, 2008	278,300	41.32	11,500,038	38,499,962
Oct. 1, 2008—Oct. 31, 2008	—	—	—	38,499,962
Nov. 1, 2008—Nov. 30, 2008	—	—	—	38,499,962
Dec. 1, 2008—Dec. 31, 2008	—	—	—	38,499,962
Total	278,300	$41.32	$11,500,038	$ 38,499,962

Cash Flow

Net cash provided by operating activities for 2008 and 2007 was $267.4 million and $120.9 million, respectively. The increase was primarily due to the operation of a larger fleet, which contributed to an increase in net income as well as adjustments to reconcile net income to operating cash flows, including increases in depreciation and amortization. Adjustments to reconcile net income to operating cash flows included $22.4 million of amortization of value of the time charters acquired as part of the Metrostar and Evalend acquisitions, $13.7 million of realized gain on forward currency contracts, $7.0 million of realized income from investments, and $26.2 million in gains from the sale of the Genco Trader. The adjustments to operating cash flow above were offset by a $103.9 million non-cash impairment on the investment in Jinhui, a $53.8 million loss on the forfeiture of vessel deposits, also reflected as a payment in cash used in investing activities, $15.4 million of unrealized loss on forward currency contracts, and $6.0 million of amortization of non-vested stock compensation. Net cash provided by operating activities for the twelve months ended December 31, 2007 was primarily a result of recorded net income of $106.8 million, adjusted for depreciation and amortization charges of $34.4 million.

Net cash used in investing activities was $514.3 million for 2008 as compared to $984.4 million for 2007. For the twelve months ended December 31, 2008, cash used in investing activities primarily related to the purchase of vessels in the amount of $510.3 million, deposits on vessels to be acquired of $3.5 million, payments for forfeited vessel deposits of $53.8 million and the purchase of $10.3 million of Jinhui stock. The above were offset by proceeds from the sale of the Genco Trader in the amount of $43.1 million, $13.7 million in proceeds from forward currency contracts and $7.0 million of realized income from investments. For the twelve months ended December 31, 2007 the cash used in investing activities mostly related to the purchase of vessels in the amount of $764.6 million, deposits on vessels to be acquired of $150.3 million, and the purchase of short-term investments of $115.6 million, offset by the sale of the Genco Glory and the Genco Commander in the cumulative amount of $56.5 million.

Net cash provided by financing activities for 2008 and 2007 was $300.3 million and $861.4 million, respectively. For the twelve months ended December 31, 2008, net cash provided by financing activities consisted of the drawdown of $558.3 million related to the purchase of vessels and $195.4 million in net proceeds from our May 2008 follow-on offering. These inflows were offset in 2008 by the repayment of $321.0 million under the 2007 Credit Facility and the payment of cash dividends of $117.1 million. For the twelve months ended December 31, 2007, net cash provided by financing activities consisted of $1,193.0 million of proceeds from the 2007 credit facility related to the purchase of vessels and $77.0 million of proceeds from a Short-Term Line used to finance the purchase of Jinhui shares, and was offset by the repayment of $257.0 million under the 2007 credit facility and the payment of cash dividends of $69.6 million.

2008 Term Facility

On September 4, 2008, the Company executed a credit agreement for its new $320 million credit facility ("2008 Term Facility"). The Company had previously announced the bank commitment for this facility in a press release on August 18, 2008. The 2008 Term Facility was underwritten by Nordea Bank Finland Plc, New York Branch, who serves as Administrative Agent, Bookrunner, and Collateral Agent, as well as other banks. The terms of the 2008 Term Facility provided that it was to be cancelled upon a cancellation of the acquisition contracts for the six vessels as described in Note 4—Vessel Acquisitions and Dispositions of our financial statements.

The 2008 Term Facility was cancelled in the fourth quarter of 2008, resulting in a charge to interest expense of $2.2 million associated with unamortized deferred financing costs.

2007 Credit Facility

On July 20, 2007, the Company entered into a credit facility with DnB NOR Bank ASA (the "2007 Credit Facility") for the purpose of acquiring the nine new Capesize vessels and refinancing the Company's existing 2005 Credit Facility and Short-Term Line. DnB NOR Bank ASA is also Mandated Lead Arranger, Bookrunner, and Administrative Agent. The Company has used borrowings under the 2007 Credit Facility to repay amounts outstanding under the 2005 Credit Facility and the Short-Term Line, and these two facilities have accordingly been terminated. The maximum amount that may be borrowed under the 2007 Credit Facility is $1,377.0 million. Subsequent to the equity offering completed in October 2007, the Company is no longer required pay up to $6.3 million or such lesser amount as is available from Net Cash Flow (as defined in the credit agreement for the 2007 Credit Facility) each fiscal quarter to reduce borrowings under the 2007 Credit Facility. At December 31, 2008, $203.7 million remains available to fund future vessel acquisitions. The Company may borrow up to $50.0 million of the $203.7 million for working capital purposes.

On January 26, 2009, the Company entered into the 2009 Amendment which implements the following modifications to the terms of the 2007 Credit Facility:

- Compliance with the existing collateral maintenance financial covenant will be waived effective for the year ended December 31, 2008 and until the Company can represent that it is in compliance with all of its financial covenants and is otherwise able to pay a dividend and purchase or redeem shares of common stock under the terms of the Credit Facility in effect before the 2009 Amendment. With the exception of the collateral maintenance financial covenant, the Company believes that it is in compliance with its covenants under the 2007 Credit Facility. The Company's cash dividends and share repurchases will be suspended until the Company can represent that it is in a position to again satisfy the collateral maintenance covenant.
- The total amount of the 2007 Credit Facility will be subject to quarterly reductions of $12.5 million beginning March 31, 2009 through March 31, 2012 and $48.2 million of the total facility amount thereafter until the maturity date. A final payment of $250.6 million will be due on the maturity date.
- The Applicable Margin to be added to the London Interbank Offered Rate to calculate the rate at which the Company's borrowings bear interest is 2.00% per annum.
- The commitment commission payable to each lender is 0.70% per annum of the daily average unutilized commitment of such lender.

Under the 2007 Credit Facility, subject to the conditions set forth in the credit agreement, the Company may borrow an amount up to $1,377.0 million. Amounts borrowed and repaid under the 2007 Credit Facility may be reborrowed. The 2007 Credit Facility has a maturity date of July 20, 2017.

Loans made under the 2007 Credit Facility may be and have been used for the following:

- up to 100% of the en bloc purchase price of $1,111.0 million for nine modern drybulk Capesize vessels, which the Company has agreed to purchase from companies within the Metrostar Management Corporation group;
- repayment of amounts previously outstanding under the Company's 2005 Credit Facility, or $206.2 million;
- the repayment of amounts previously outstanding under the Company's Short-Term Line, or $77.0 million;
- possible acquisitions of additional dry bulk carriers between 25,000 and 180,000 dwt that are up to ten years of age at the time of delivery and not more than 18 years of age at the time of maturity of the new credit facility;
- up to $50.0 million of working capital; and
- the issuance of up to $50.0 million of standby letters of credit. At December 31, 2008, there were no letters of credit issued under the 2007 Credit Facility.

All amounts owing under the 2007 Credit Facility are secured by the following:

- cross-collateralized first priority mortgages of each of the Company's existing vessels and any new vessels financed with the 2007 Credit Facility;
- an assignment of any and all earnings of the mortgaged vessels;
- an assignment of all insurances of the mortgaged vessels;
- a first priority perfected security interest in all of the shares of Jinhui owned by the Company;
- an assignment of the shipbuilding contracts and an assignment of the shipbuilder's refund guarantees meeting the Administrative Agent's criteria for any additional newbuildings financed under the 2007 Credit Facility; and
- a first priority pledge of the Company's ownership interests in each subsidiary guarantor.

The Company has completed a pledge of its ownership interests in the subsidiary guarantors that own the nine Capesize vessels acquired or to be acquired. The other collateral described above was pledged, as required, within thirty days of the effective date of the 2007 Credit Facility.

The Company's borrowings under the 2007 Credit Facility bear interest at the London Interbank Offered Rate ("LIBOR") for an interest period elected by the Company of one, three, or six months, or longer if available, plus the Applicable Margin of 0.85%. Effective January 26, 2009, due to the 2009 Amendment, the Applicable Margin increased to 2.00%. In addition to other fees payable by the Company in connection with the 2007 Credit Facility, the Company paid a commitment fee at a rate of 0.20% per annum of the daily average unutilized commitment of each lender under the facility until September 30, 2007, and 0.25% thereafter. Effective January 26, 2009, due to the 2009 Amendment, the rate increased to 0.70% per annum of the daily average unutilized commitment of such lender.

Effective January 26, 2009, due to the 2009 Amendment, the total amount of the 2007 Credit Facility will be subject to quarterly reductions of $12.5 million beginning March 31, 2009 through March 31, 2012 and $48.2 million of the total facility amount thereafter until the maturity date. A final payment of $250.6 million will be due on the maturity date.

The 2007 Credit Facility includes the following financial covenants which will apply to the Company and its subsidiaries on a consolidated basis and will be measured at the end of each fiscal quarter beginning with June 30, 2007:

- The leverage covenant requires the maximum average net debt to EBITDA to be ratio of at least 5.5:1.0.
- Cash and cash equivalents must not be less than $0.5 million per mortgaged vessel.
- The ratio of EBITDA to interest expense, on a rolling last four-quarter basis, must be no less than 2.0:1.0.
- After July 20, 2007, consolidated net worth must be no less than $263.3 million plus 80% of the value of the any new equity issuances of the Company from June 30, 2007. Based on the equity offerings completed in October 2007 and May 2008, consolidated net worth must be no less than $590.8 million.
- The aggregate fair market value of the mortgaged vessels must at all times be at least 130% of the aggregate outstanding principal amount under the new credit facility plus all letters of credit outstanding; the Company has a 30 day remedy period to post additional collateral or reduce the amount of the revolving loans and/or letters of credit outstanding. This covenant was waived effective for the year ended December 31, 2008 and indefinitely until the Company can represent that it is in compliance with all of its financial covenants as per the 2009 Amendment as described above.

Other covenants in the 2007 Credit Facility are substantially similar to the covenants in the Company's previous credit facilities. As of December 31, 2008, the Company believes it is in compliance with all of the financial covenants under its 2007 Credit Facility, as amended.

On June 18, 2008, the Company entered into an amendment to the 2007 Credit Facility allowing the Company to prepay vessel deposits to give the Company flexibility in refinancing potential vessel acquisitions.

Due to refinancing of the Company's previous facilities, the Company incurred a non-cash write-off of the unamortized deferred financing cost in the amount of $3.6 million associated with the Company's previous facilities and this charge was reflected in interest expense in the third quarter of 2007.

Due to refinancing of the 2007 Credit Facility as a result of entering into the 2009 Amendment, the Company incurred a non-cash write-off of unamortized deferred financing cost in the amount of $1.9 million associated with capitalized costs related to prior amendments, and this charge was reflected in interest expense in the fourth quarter of 2008.

Short-Term Line—Refinanced by the 2007 Credit Facility

On May 3, 2007, the Company entered into a Short-Term Line of credit facility under which DnB NOR Bank ASA, Grand Cayman Branch and Nordea Bank Norge ASA, Grand Cayman Branch are serving as lenders (the "Short-Term Line"). The Short-Term Line was used to fund a portion of acquisitions we made of in the shares of capital stock of Jinhui. Under the terms of the Short-Term Line, we were allowed to borrow up to $155.0 million for such acquisitions, and we had borrowed a total of $77.0 million under the Short-Term Line prior to its refinancing. The term of the Short-Term Line was for 364 days, and the interest on amounts drawn was payable at the rate of LIBOR plus a margin of 0.85% per annum for the first six month period and LIBOR plus a margin of 1.00% for the remaining term. We were obligated to pay certain commitment and administrative fees in connection with the Short-Term Line. The Company, as required, pledged all of the Jinhui shares it has purchased as collateral against the Short-Term Line. The Short-Term Line incorporated by reference certain covenants from our 2005 Credit Facility.

The Short-Term Line was refinanced in July 2007 by the 2007 Credit Facility.

2005 Credit Facility—Refinanced by the 2007 Credit Facility

The Company's 2005 Credit Facility, initially for $450.0 million, was with a syndicate of commercial lenders consisting of Nordea Bank Finland Plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citigroup Global Markets Limited. The 2005 Credit Facility was used to refinance our indebtedness under our Original Credit Facility, and was used to acquire vessels. Under the terms of our 2005 Credit Facility, borrowings in the amount of $106.2 million were used to repay indebtedness under our Original Credit Facility, and additional net borrowings of $100 million were obtained to fund vessel acquisitions. In July 2006, the Company increased the line of credit by $100 million to a total facility of $550 million.

Additionally, on February 7, 2007, we reached an agreement with our lenders to allow us to increase the amount of the 2005 Credit Facility by $100.0 million, for a total maximum availability of $650.0 million. We had the option to increase the facility amount by $25.0 million increments up to the additional $100.0 million, so long as at least one bank within the syndicate agreed to fund such increase. Any increase associated with this agreement was generally governed by the existing terms of the 2005 Credit Facility, although we and any banks providing the increase may agree to vary the upfront fees, unutilized commitment fees, or other fees payable by us in connection with the increase.

The 2005 Credit Facility was refinanced in July 2007 with the 2007 Credit Facility.

Interest Rate Swap Agreements and Forward Freight Agreements and Currency Swap Agreements

As of December 31, 2008, the Company has entered into nine interest rate swap agreements with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $681.2 million and the swaps have specified rates and durations.

During January 2009, the Company entered into a $100 million dollar interest rate swap at a fixed interest rate of 2.05%, plus the Applicable Margin and is effective January 22, 2009 and ends on January 22, 2014. The Company has elected to utilize hedge accounting for this interest rate swap.

During February 2009, the Company entered into a $50 million dollar interest rate swap at a fixed interest rate of 2.45%, plus the Applicable Margin and is effective February 23, 2009 and ends on February 23, 2014. The Company has elected to utilize hedge accounting for this interest rate swap.

Refer to the table in Note 8 of our financial statements, which summarizes the interest rate swaps in place as of December 31, 2008 and 2007.

The Company considered the creditworthiness of both the Company and the counterparty in determining the fair value of the interest rate derivatives, and such consideration resulted in an immaterial adjustment to the fair value of derivatives on the balance sheet. Valuations prior to any adjustments for credit risk are validated by comparison with counterparty valuations. Amounts are not and should not be identical due to the different modeling assumptions. Any material differences are investigated.

The Company had entered into a number of short-term forward currency contracts to protect the Company from the risk associated with the fluctuation in the exchange rate associated with the cost basis of the Jinhui shares as described above under the heading "Investments" in Note 5 of our financial statements. As forward contracts expired, the Company continued to enter into new forward currency contracts for the cost basis of the investment, excluding commissions. However, hedge accounting is limited to the lower of the cost basis or the market value at time of designation. The Company has elected to discontinue the forward currency contracts as of October 10, 2008 due to the declining underlying market value of Jinhui.

As part of our business strategy, we may enter into arrangements commonly known as forward freight agreements, or FFAs, to hedge and manage market risks relating to the deployment of our existing fleet of vessels. These arrangements may include future contracts, or commitments to perform in the future a shipping service between ship owners, charters and traders. Generally, these arrangements would bind us and each counterparty in the arrangement to buy or sell a specified tonnage freighting commitment "forward" at an agreed time and price and for a particular route. Although FFAs can be entered into for a variety of purposes, including for hedging, as an option, for trading or for arbitrage, if we decided to enter into FFAs, our objective would be to hedge and manage market risks as part of our commercial management. It is not currently our intention to enter into FFAs to generate a stream of income independent of the revenues we derive from the operation of our fleet of vessels. If we determine to enter into FFAs, we may reduce our exposure to any declines in our results from operations due to weak market conditions or downturns, but may also limit our ability to benefit economically during periods of strong demand in the market. We have not entered into any FFAs as of December 31, 2008.

Interest Rates

The effective interest rate associated with the interest expense for the 2008 Term Facility and the 2007 Credit Facility, as amended, including the rate differential between the pay fixed receive variable rate on the swaps that were in effect, combined, including the cost associated with unused commitment fees with these facilities for 2008 was 5.24%. The effective interest rate associated with the interest expense for the 2005 Credit Facility, the Short-Term Line and the 2007 Credit Facility, as amended, including the rate differential between the pay fixed receive variable rate on the swaps that were in effect, combined, including the cost associated with unused commitment fees with these facilities for 2007 was 6.25%. The interest rate on the debt, excluding the unused commitment fees, ranged from 1.35% to 6.10% and from 5.54% to 6.66% for 2008 and 2007, respectively.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates that are reflective of the subsequent events as described in Note 22—Subsequent Events to our financial statements. The table incorporates the agreement to acquire three remaining Capesize vessels for approximately $288.8 million, inclusive of commissions for these acquisitions, and the employment agreement entered into in September 2007 with the Chief Financial Officer, John Wobensmith. The Company plans to fund the remaining acquisitions with the remaining availability under the 2007 Credit Facility and cash generated from operations. The interest and fees are also reflective of the 2007 Credit Facility, included in the 2009 Amendment, and the interest rate swap agreements as discussed above under "Interest Rate Swap Agreements and Forward Freight Agreements and Currency Swap Agreements."

	Total	Within One Year[(1)]	One to Three Years	Three to Five Years	More than Five Years
(U.S. dollars in thousands)					
2007 Credit Facility	$1,173,300	$ —	$ —	$247,970	$925,330
Remainder of purchase price of acquisitions[(2)]	$288,800	$288,800	$ —	$ —	$ —
Interest and borrowing fees	$ 353,753	$ 68,018	$124,312	$89,061	$72,362
Executive employment agreement	$ 301	$ 301	$ —	$ —	$ —
Office lease	$ 6,150	$ 486	$ 1,014	$ 1,036	$ 3,614

(1) Represents the twelve-month period ending December 31, 2009.

(2) The timing of these obligations are based on estimated delivery dates for the remaining three Capesize vessels which are currently being constructed, and the obligation is inclusive of the commission due to brokers upon purchase of the vessels.

Interest expense has been estimated using the fixed hedge rate for the effective period and notional amount of the debt which is effectively hedged and 1.25% for the portion of the debt that has no designated swap against it, plus the applicable bank margin of 0.85%. Effective January 26, 2009, due to the 2009 Amendment, the Applicable Margin increased to 2.00% irrespective of the Total Debt to Total Capitalization ratio. The Company is obligated to pay certain commitment fees in connection with the 2007 Credit Facility.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our fleet currently consists of six Capesize drybulk carriers, eight Panamax drybulk carriers, four Supramax drybulk carriers, six Handymax drybulk carriers and eight Handysize drybulk carriers.

In addition to acquisitions that we may undertake in future periods, we will incur additional capital expenditures due to special surveys and drydockings. We estimate our drydocking costs and scheduled off-hire days for our fleet through 2010 to be:

Year	Estimated Drydocking Cost	Estimated Off-hire Days
(U.S. dollars in millions)		
2009	$5.0	140
2010	$2.0	60

The costs reflected are estimates based on drydocking our vessels in China. We estimate that each drydock will result in 20 days of off-hire. Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations.

During 2008, we completed drydockings for the Genco Challenger, the Genco Sugar, the Genco Acheron, the Genco Leader, the Genco Progress and the Genco Knight at a combined cost of $6.4 million.

During 2007, we completed drydockings for the Genco Surprise, the Genco Wisdom, the Genco Prosperity, the Genco Reliance and Genco Success at a combined cost of $3.5 million.

We estimate that seven of our vessels will be drydocked during 2009 and an additional three vessels in 2010.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, general and administrative and financing costs. However, the Company expects its 2009 budget to increase based on the anticipated increased cost for crewing, insurance and lubes.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For an additional description of our significant accounting policies, see Note 2 to our consolidated financial statements included in this 10-K.

Vessel Acquisitions—When we enter into an acquisition transaction, we determine whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to our decision to make such acquisition.

When a vessel is acquired with an existing time charter, we allocate the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to voyage revenues over the remaining term of the charter.

Revenue and Voyage Expense Recognition—Revenues are generated from time charter agreements and pool agreements. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily hire rate. In time charters, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are borne by the Company.

We record time charter revenues over the term of the charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. We recognize vessel operating expenses when incurred.

The Genco Thunder and Genco Leader entered into the Baumarine Panamax Pool during November 2008 and December 2008, respectively. Additionally, the Genco Predator entered into the Bulkhandling Handymax Pool during November 2008. Vessel pools, such as the Baumarine Panamax Pool and the Bulkhandling Handymax Pool, provide cost-effective commercial management activities for a group of similar class vessels. The pool arrangement provides the benefits of a large-scale operation, and chartering efficiencies that might not be available to smaller fleets. Under the pool arrangement, the vessels operate under a time charter agreement whereby the cost of bunkers and port expenses are borne by the pool and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Since the members of the pool share in the revenue generated by the entire group of vessels in the pool, and the pool operates in the spot market, the revenue earned by these three vessels was subject to the fluctuations of the spot market. The Company recognizes revenue from these pool arrangements based on the distributions reported by the applicable pool.

Due from Charterers, Net—Due from charterers, net includes accounts receivable from charters net of the provision for doubtful accounts. At each balance sheet date, we provide for the provision based on a review of all outstanding charter receivables. Included in the standard time charter contracts with our customers are certain performance parameters, which if not met can result in customer claims. As of December 31, 2008, we had a reserve of $0.2 million against due from charterers balance and an additional reserve of $1.4 million in deferred revenue, each of which is associated with estimated customer claims against us including vessel performance issues under time charter agreements. As of December 31, 2007, we had no reserve against due from charterers balance and an additional reserve of $0.7 million in deferred revenue, each of which is associated with estimated customer claims against us, including time charter performance issues

Revenue is based on contracted charterparties. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise as to the responsibility of lost time and revenue due to us as a result. Accordingly, we periodically assess the recoverability of amounts outstanding and estimate a provision if there is a possibility of non-recoverability. Although we believe its provisions to be reasonable at the time they are made, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful accounts is inadequate.

Depreciation—We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our drybulk vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less the estimated residual scrap value. We estimate the residual values of our vessels to be based upon $175 per lightweight ton. An increase in the useful life of a drybulk vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a drybulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, we will adjust the vessel's useful life to end at the date such regulations preclude such vessel's further commercial use.

Deferred Drydocking Costs—Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Capitalized drydocking costs include actual costs incurred at the drydock yard; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. We believe that these criteria are consistent with U.S. GAAP guidelines and industry practice and that our policy of capitalization reflects the economics and market values of the vessels. Costs that are not related to drydocking are expensed as incurred.

Impairment of Long-Lived Assets—We follow the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. In the evaluation of the fair value and future benefits of long-lived assets, we perform an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs are included in this analysis.

Investments—The Company holds an investment in the capital stock of Jinhui Shipping and Transportation Limited ("Jinhui"). Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as available-for-sale and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of OCI. The Company classifies the investment as a current or noncurrent asset based on the Company's intent to hold the investment at each reporting date. Effective August 16, 2007, the Company elected hedge accounting for forward currency contracts in place associated with the cost basis of the Jinhui shares and therefore the unrealized currency gain or loss associated with Jinhui cost basis is reflected in the income statement as a component of income or (loss) from derivative instruments to off-set the gain or loss associated with these forward currency contracts. On October 10, 2008, the Company elected to discontinue the purchase of forward currency contracts associated with Jinhui by entering into an offsetting trade that closed the previously opened currency contract, thereby eliminating the hedge on Jinhui. The cost of securities when sold is based on the specific identification method. Realized gains and losses on the sale of these securities will be reflected in the consolidated statement of operations in other (expense) income. Additionally, the realized gain or loss on the forward currency contracts is reflected in the Consolidated Statement of Cash Flows as an investing activity and is reflected in the caption Payments on forward currency contracts, net.

Investments are reviewed quarterly to identify possible other-than-temporary impairment in accordance with FASB Staff Position SFAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). When evaluating the investments, the Company reviews factors such as the length of time and extent to which fair value has been below the cost basis, the financial condition of the issuer, the underlying net asset value of the issuer's assets and liabilities, and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. Should the decline in the value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair market value, and the write-down would be reclassified from the statement of equity and recorded as a loss in the income statement for the amount of the impairment. Investments that are not expected to be sold within the next year are classified as noncurrent.

The Company's investment in Jinhui was deemed to be other-than-temporarily impaired due to the severity of the decline in its market value versus our cost basis. The Company recorded a $103.9 million impairment loss which was at December 31, 2008, reclassified from the statement of equity and recorded as a loss in the income statement. We will continue to evaluate the investment on a quarterly basis to determine the likelihood of any further significant adverse effects on the fair value and amount of any additional impairments. In the event we determine that the Jinhui investment is subject to any additional other-than-temporary impairment, the amount of the impairment would be reclassified from the statement of equity and recorded as a loss in the income statement for the amount of the impairment.

Income Taxes—Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 as amended (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships meets certain requirements. Among other things, in order to qualify, the company must be incorporated in a country which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

We are incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, we are not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax.

Based on the publicly traded requirement of the Section 883 regulations as described in the next paragraph, we believe that we qualified for exemption from income tax for 2008, 2007 and 2006.

Based on the ownership of our common stock prior to our initial public offering on July 22, 2005 as discussed in Note 1, we qualified for exemption from income tax for 2005 under Section 883, since we were a Controlled Foreign Corporation ("CFC") and satisfied certain other criteria in the Section 883 regulations. We were a CFC, as defined in the Code, since through the initial public offering on July 22, 2005, over 50% of our stock was owned by United States holders each of whom owned ten percent or more of our voting stock ("US 10% Owners"). During that time, approximately 93% of our common stock was held by US 10% Owners.

Based on the publicly traded requirement of the Section 883 regulations, we believe that we are qualified for exemption from income tax for 2008, 2007 and 2006. In order to meet the publicly traded requirement, our stock must be treated as being primarily and regularly traded for more than half the days of any such year. Under the Section 883 regulations, our qualification for the publicly traded requirement may be jeopardized if shareholders of our common stock that own five percent or more of our stock ("5% shareholders") own, in the aggregate, 50% or more of our common stock for more than half the days of the year. We believe that during 2008, 2007 and 2006, the combined ownership of our 5% shareholders did not equal 50% or more of our common stock for more than half the days of 2008, 2007 and 2006. However, if our 5% shareholders were to increase their ownership to 50% or more of our common stock for more than half the days of 2009 or any future taxable year, we would not be eligible to claim exemption from tax under Section 883 for that taxable year. We can therefore give no assurance that changes and shifts in the ownership of our stock by 5% shareholders will not preclude us from qualifying for exemption from tax in 2009 or in future years.

If the Company does not qualify for the exemption from tax under Section 883, it would be subject to a 4% tax on the gross "shipping income" (without the allowance for any deductions) that is treated as derived from sources within the United States or "United States source shipping income." For these purposes, "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use, or from the performance of services directly related to those uses; and "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Fair Value of Financial Instruments—The estimated fair values of our financial instruments such as amounts due to/due from charterers, accounts payable and long-term debt approximate their individual carrying amounts as of December 31, 2008 and December 31, 2007 due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facility.

The fair value of the interest rate swaps and forward currency contracts (used for purposes other than trading) is the estimated amount we would receive to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of us for liabilities. See Note 10—Fair Value of Financial Instruments for additional disclosure on the fair values of long-term debt, derivative instruments, and available-for-sale securities.

The Company adopted SFAS No. 157, Fair Value Measurements ("SFAS No. 157") in the first quarter of 2007, which did not have a material impact on the financial statements of the Company.

Derivative Financial Instruments—

Interest Rate Risk Management—We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on its earnings and cash flow in relation to borrowings primarily for the purpose of acquiring drybulk vessels. These borrowings are subject to a variable borrowing rate. We use pay-fixed receive-variable interest rate swaps to manage future interest costs and the risk associated with changing interest rate obligations. These swaps are designated as cash flow hedges of future variable rate interest payments and are tested for effectiveness on a quarterly basis.

The differential to be paid or received for the effectively hedged portion of any swap agreement is recognized as an adjustment to interest expense as incurred. Additionally, the changes in value for the portion of the swaps that are effectively hedging future interest payments are reflected as a component of OCI.

For the portion of the forward interest rate swaps that are not effectively hedged, the change in the value and the rate differential to be paid or received is recognized as income or (expense) from derivative instruments and is listed as a component of other (expense) income until such time we have obligations against which the swap is designated and is an effective hedge.

Currency Risk Management—We currently hold an investment in Jinhui shares that are traded on the Oslo Stock Exchange located in Norway, and as such, the Company is exposed to the impact of exchange rate changes on this available-for-sale security denominated in Norwegian Kroner. Our objective is to manage the impact of exchange rate changes on its earnings and cash flows in relation to its cost basis associated with its investments. We utilized foreign currency forward contracts to protect its original investment from changing exchange rates through October 10, 2008 when the use of these contracts was discontinued due to the underlying value of Jinhui.

The change in the value of the forward currency contracts is recognized as income or (expense) from derivative instruments and is listed as a component of other (expense) income. Effective August 16, 2007, we elected to utilize fair value hedge accounting for these instruments whereby the change in the value in the forward contracts continues to be recognized as income or (expense) from derivative instruments and is listed as a component of other (expense) income. Fair value hedge accounting then accelerates the recognition of the effective portion of the currency translation gain or (loss) on the Available for Sale Security from August 16, 2007 from OCI into income or (expense) from derivative instruments and is listed as a component of other (expense) income. Time value of the forward contracts is excluded from effectiveness testing and recognized currently in income. On October 10, 2008, we elected to discontinue the purchase of forward currency contracts associated with Jinhui by entering into an offsetting trade that closed the previously opened currency contract, thereby eliminating the hedge on Jinhui.

Interest Rate Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings. We held nine interest rate risk management instruments at December 31, 2008 and eight interest rate risk management instruments at December 31, 2007, in order to manage future interest costs and the risk associated with changing interest rates.

The Company has entered into nine interest rate swap agreements with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $681.2 million, and the swaps have specified rates and durations. Refer to the table in Note 8 of our financial statements which summarized the interest rate swaps in place as of December 31, 2008 and December 31, 2007.

The swap agreements, with effective dates prior to December 31, 2008 synthetically convert variable rate debt to fixed rate debt at the fixed interest rate of swap plus the Applicable Margin as defined in the "2007 Credit Facility" section of Note 8—Long-Term Debt of our financial statements.

The liability associated with the swaps at December 31, 2008 is $65.9 million and $21.0 million at December 31, 2007, and are presented as the fair value of derivatives on the balance sheet. There were no swaps in an asset position at December 31, 2008 or December 31, 2007. As of December 31, 2008 and 2007, the Company has accumulated OCI of $(66.0) million and $(21.1) million, respectively, related to the effectively hedged portion of the swaps. Hedge ineffectiveness associated with the interest rate swaps resulted in income or (loss) from derivative instruments of $0.1 million and $(0.1) million for 2008 and 2007, respectively. At December 31, 2008, $(23.7) million of OCI is expected to be reclassified into income over the next 12 months associated with interest rate derivatives.

During January 2009, the Company entered into a $100 million dollar interest rate swap at a fixed interest rate of 2.05% plus the Applicable Margin which is effective January 22, 2009 and ends on January 22, 2014. The Company's intent is to utilize hedge accounting for this interest rate swap.

During February 2009, the Company entered into a $50 million dollar interest rate swap at a fixed interest rate of 2.45% plus the Applicable Margin which is effective February 23, 2009 and ends on February 23, 2014. The Company's intent is to utilize hedge accounting for this interest rate swap.

Derivative Financial Instruments

As of December 31, 2008, the Company has entered into nine interest rate swap agreements with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps is $681.2 million, and the swaps have specified rates and durations. Refer to the table in Note 8 of our financial statements which summarized the interest rate swaps in place as of December 31, 2008 and December 31, 2007. Also note that during January and February 2009, the Company entered into a $100 million and $50 million dollar interest rate swap at fixed interest rates of 2.05% and 2.45%, respectively, plus the Applicable Margin and are effective January 22, 2009 through January 22, 2014 and February 23, 2009 through February 23, 2014, respectively.

The differential to be paid or received for these swap agreements is recognized as an adjustment to interest expense as incurred. The Company is currently utilizing cash flow hedge accounting for the swaps whereby the effective portion of the change in value of the swaps is reflected as a component of Other Comprehensive Income ("OCI"). The ineffective portion is recognized as income or (loss) from derivative instruments, which is a component of other (expense) income. For any period of time that the Company did not designate the swaps for hedge accounting, the change in the value of the swap agreements prior to designation was recognized as income or (loss) from derivative instruments and was listed as a component of other (expense) income.

Amounts receivable or payable arising at the settlement of hedged interest rate swaps are deferred and amortized as an adjustment to interest expense over the period of interest rate exposure provided the designated liability continues to exist. Amounts receivable or payable arising at the settlement of unhedged interest rate swaps are reflected as income or expense from derivative instruments and is listed as a component of other (expense) income.

The interest (expense) income pertaining to the interest rate swaps for 2008 and 2007 was $(9.5) million and $1.0 million, respectively.

The swap agreements, with effective dates prior to December 31, 2008 synthetically convert variable rate debt to fixed rate debt at the fixed interest rate of swap plus the Applicable Margin as defined in the "2007 Credit Facility" section of Note 8—Long-Term Debt of our financial statements.

The liability associated with the swaps at December 31, 2008 is $65.9 million and $21.0 million at December 31, 2007, and are presented as the fair value of derivatives on the balance sheet. There were no swaps in an asset position at December 31, 2008 or December 31, 2007. As of December 31, 2008 and 2007, the Company has accumulated OCI of $(66.0) million and $(21.1) million, respectively, related to the effectively hedged portion of the swaps. Hedge ineffectiveness associated with the interest rate swaps resulted in income or (loss) from derivative instruments of $0.1 million and $(0.1) million for 2008 and 2007, respectively. At December 31, 2008, $(23.7) million of OCI is expected to be reclassified into income over the next 12 months associated with interest rate derivatives.

The Company has entered into a number of short-term forward currency contracts to protect the Company from the risk associated with the fluctuation in the exchange rate associated with the cost basis of the Jinhui shares as described under the heading "Investments" in Note 5 of our financial statements. The use of short-term forward currency contracts was discontinued on October 10, 2008 due to the underlying value of Jinhui. For further information on these forward currency contracts, please see page 30 under the heading "Interest Rate Swap Agreements and Forward Freight Agreements and Currency Swap Agreements."

We are subject to market risks relating to changes in interest rates because we have significant amounts of floating rate debt outstanding. For 2008, we paid LIBOR plus 0.85% on the 2007 Credit Facility for the debt in excess of any designated swap's notional amount for such swap's effective period. For 2007, we paid LIBOR plus 0.85% on the 2007 Credit Facility, LIBOR plus 0.95% on the 2005 Credit Facility, and LIBOR plus 0.85% on the Short-Term Line for the debt in excess of any designated swap's notional amount for the respective swap's effective period. For each effective swap, the interest rate is fixed at the fixed interest rate of swap plus the applicable margin on the respective debt in place. A 1% increase in LIBOR would result in an increase of $2.6 million in interest expense for 2008, considering the increase would be only on the unhedged portion of the debt for which the rate differential on the relevant swap is not in effect.

Foreign Exchange Rate Risk

Currency and Exchange Rate Risk

The international shipping industry's functional currency is the U.S. Dollar. Virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain operating expenses in currencies other than the U.S. dollar, and the foreign exchange risk associated with these operating expenses is immaterial.

The Company had entered into a number of short-term forward currency contracts to protect the Company from the risk associated with the fluctuation in the exchange rate associated with the cost basis of the Jinhui shares as described above under the heading "Investments" in Note 5 of our financial statements. For further information on these forward currency contracts, please see page 30 under the heading "Interest Rate Swap Agreements, Forward Freight Agreements and Currency Swap Agreements."

The Company utilized hedge accounting on the cost basis of the Jinhui stock through October 10, 2008 when the use of the forward currency contract was discontinued due to the underlying value of Jinhui.

Investments

The Company holds investments in Jinhui of $16.8 million which are classified as available for sale under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). The Company classifies the investment as a current or noncurrent asset based on the Company's intent to hold the investment at each reporting date. The investments that are classified as available-for-sale are subject to risk of changes in market value, which if determined to be impaired (other-than-temporarily impaired), could result in realized impairment losses. The Company reviews the carrying value of such investments on a quarterly basis to determine if any valuation adjustments are appropriate under SFAS No. 115. We reviewed the investment in Jinhui for indicators of other-than-temporary impairment. This determination required significant judgment. In making this judgment, we evaluated, among other factors, the duration and extent to which the fair value of the investment is less than its cost; the general market conditions, including factors such as industry and sector performance, and our intent and ability to hold the investment. The Company's investment in Jinhui was deemed to be other-than-temporarily impaired due to the severity of the decline in its market value versus our cost basis. The Company recorded a $103.9 million impairment loss which was at December 31, 2008, reclassified from the statement of equity and recorded as a loss in the income statement. We will continue to evaluate the investment on a quarterly basis to determine the likelihood of any further significant adverse effects on the fair value and amount of any additional impairments. In the event we determine that the Jinhui investment is subject to any additional other-than-temporary impairment, the amount of the impairment would be reclassified from the statement of equity and recorded as a loss in the income statement for the amount of the impairment.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2008 and December 31, 2007
(U.S. dollars in thousands, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 124,956	$ 71,496
Investments	—	167,524
Vessel held for sale	—	16,857
Due from charterers, net	2,297	2,343
Prepaid expenses and other current assets	13,495	9,374
Total current assets	140,748	267,594
Noncurrent assets:		
Vessels, net of accumulated depreciation of $140,388 and $71,341, respectively	1,726,273	1,224,040
Deposits on vessels	90,555	149,017
Deferred drydock, net of accumulated depreciation of $2,868 and $941, respectively	8,972	4,552
Other assets, net of accumulated amortization of $1,548 and $288, respectively	4,974	6,130
Fixed assets, net of accumulated depreciation and amortization of $1,140 and $722, respectively	1,712	1,939
Investments	16,772	—
Total noncurrent assets	1,849,258	1,385,678
Total assets	$1,990,006	$1,653,272
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 17,345	$ 17,514
Current portion of long-term debt	—	43,000
Deferred revenue	10,356	8,402
Fair value of derivative instruments	2,491	1,448
Total current liabilities	30,192	70,364
Noncurrent liabilities:		
Deferred revenue	2,298	968
Deferred rent credit	706	725
Fair market value of time charters acquired	23,586	44,991
Fair value of derivative instruments	63,446	21,039
Long-term debt	1,173,300	893,000
Total noncurrent liabilities	1,263,336	960,723
Total liabilities	1,293,528	1,031,087
Commitments and contingencies		
Shareholders' equity:		
Common stock, par value $0.01; 100,000,000 shares authorized; issued and outstanding 31,709,548 and 28,965,809 shares at December 31, 2008 and December 31, 2007, respectively	317	290
Paid-in capital	717,979	523,002
Accumulated other comprehensive (deficit) income	(66,014)	19,017
Retained earnings	44,196	79,876
Total shareholders' equity	696,478	622,185
Total liabilities and shareholders' equity	$1,990,006	$1,653,272

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2008, 2007 and 2006

(U.S. dollars in thousands, except earnings per share and share data)

	For the years ended December 31,		
	2008	2007	2006
Revenues	**$ 405,370**	$ 185,387	$133,232
Operating expenses:			
Voyage expenses	**5,116**	5,100	4,710
Vessel operating expenses	**47,130**	27,622	20,903
General and administrative expenses	**17,027**	12,610	8,882
Management fees	**2,787**	1,654	1,439
Depreciation and amortization	**71,395**	34,378	26,978
Loss on forfeiture of vessel deposits	**53,765**	—	—
Gain on sale of vessels	**(26,227)**	(27,047)	—
Total operating expenses	**170,993**	54,317	62,912
Operating income	**234,377**	131,070	70,320
Other (expense) income:			
(Loss) income from derivative instruments	**(74)**	(1,265)	108
Impairment of investment	**(103,892)**	—	—
Interest income	**1,757**	3,507	3,129
Interest expense	**(52,589)**	(26,503)	(10,035)
Income from investments	**7,001**	—	—
Other (expense) income	**(147,797)**	(24,261)	(6,798)
Net income	**$ 86,580**	$106,809	$ 63,522
Earnings per share—Basic	**$ 2.86**	$ 4.08	$ 2.51
Earnings per share—Diluted	**$ 2.84**	$ 4.06	$ 2.51
Weighted average common shares outstanding—Basic	**30,290,016**	26,165,600	25,278,726
Weighted average common shares outstanding—Diluted	**30,452,850**	26,297,521	25,351,297
Dividends declared per share	**$ 3.85**	$ 2.64	$ 2.40

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2008, 2007 and 2006

(U.S. dollars in thousands)

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
Balance—January 1, 2006	$254	$305,500	$ 40,163	$ 2,325		$ 348,242
Net income			63,522		$ 63,522	63,522
Unrealized derivative gains from cash flow hedge, net				1,221	1,221	1,221
Comprehensive income					$ 64,743	
Cash dividends paid ($2.40 per share)			(61,041)			(61,041)
Issuance of 72,000 shares of nonvested stock, less forfeitures of 750 shares	1	(1)				—
Nonvested stock amortization		1,589				1,589
Balance—December 31, 2006	$255	$307,088	$ 42,644	$ 3,546		$ 353,533
Net income			106,809		$106,809	106,809
Change in unrealized gain on investments				38,540	38,540	38,540
Change in unrealized gain on currency translation on investments, net				1,545	1,545	1,545
Unrealized derivative loss on cash flow hedges, net				(24,614)	(24,614)	(24,614)
Comprehensive income					$122,280	
Cash dividends paid ($2.64 per share)			(69,577)			(69,577)
Issuance of common stock, 3,358,209 shares	34	213,837				213,871
Issuance of 109,200 shares of nonvested stock, less forfeitures of 7,062 shares	1	(1)				—
Nonvested stock amortization		2,078				2,078
Balance—December 31, 2007	$290	$523,002	$ 79,876	$ 19,017		$ 622,185
Net income			86,580		$ 86,580	86,580
Change in unrealized loss on investments				(38,540)	(38,540)	(38,540)
Change in unrealized gain on currency translation on investments, net				(1,545)	(1,545)	(1,545)
Unrealized derivative loss on cash flow hedges, net				(44,946)	(44,946)	(44,946)
Comprehensive income					$ 1,549	
Cash dividends paid ($3.85 per share)			(117,109)			(117,109)
Issuance of common stock 2,702,669 shares	27	195,415				195,442
Issuance of 322,500 shares of nonvested stock	3	(3)				—
Acquisition and retirement of 281,430 shares of common stock	(3)	(6,388)	(5,151)			(11,542)
Nonvested stock amortization		5,953				5,953
Balance—December 31, 2008	**$ 317**	**$ 717,979**	**$ 44,196**	**$(66,014)**		**$696,478**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008, 2007 and 2006

(U.S. dollars in thousands)

	Year ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 86,580	$ 106,809	$ 63,522
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	71,395	34,378	26,978
Amortization of deferred financing costs	4,915	4,128	341
Amortization of fair market value of time charter acquired	(22,447)	(5,139)	1,850
Realized (gain) loss on forward currency contracts	(13,691)	9,864	–
Impairment of investment	103,892	–	–
Unrealized (gain) loss on derivative instruments	(46)	80	(108)
Unrealized loss (gain) on hedged investment	15,361	(10,160)	–
Unrealized (gain) loss on forward currency contract	(1,448)	1,448	–
Realized income on investments	(7,001)	–	–
Amortization of nonvested stock compensation expense	5,953	2,078	1,589
Gain on sale of vessel	(26,227)	(27,047)	–
Loss on forfeiture of vessel deposits	53,765	–	–
Change in assets and liabilities:			
Decrease (increase) in due from charterers	46	(1,872)	(252)
Increase in prepaid expenses and other current assets	(3,063)	(2,241)	(2,069)
Increase in accounts payable and accrued expenses	2,514	6,164	2,288
Increase (decrease) in deferred revenue	3,284	5,908	(1,114)
(Decrease) increase in deferred rent credit	(19)	(19)	264
Deferred drydock costs incurred	(6,347)	(3,517)	(3,221)
Net cash provided by operating activities	267,416	120,862	90,068
Cash flows from investing activities:			
Purchase of vessels	(510,345)	(764,574)	(81, 638)
Deposits on vessels	(3,489)	(150,279)	–
Purchase of investments	(10,290)	(115,577)	–
Payments on forward currency contracts, net	–	(9,897)	–
Proceeds from forward currency contracts, net	13,723	–	–
Realized income on investments	7,001	–	–
Proceeds from sale of vessels	43,084	56,536	–
Payments on forfeiture of vessel deposits	(53,765)		
Purchase of other fixed assets	(207)	(559)	(1,202)
Net cash used in investing activities	(514,288)	(984,350)	(82,840)
Cash flows from financing activities:			
Proceeds from the 2007 Credit Facility	558,300	1,193,000	–
Repayments on the 2007 Credit Facility	(321,000)	(257,000)	–
Proceeds from the 2005 Credit Facility, Short-Term Line and Original Credit Facility	–	77,000	81,250
Repayments on the 2005 Credit Facility, Short-Term Line and Original Credit Facility	–	(288,933)	–
Payment of deferred financing costs	(3,759)	(6,931)	(795)
Cash dividends paid	(117,109)	(69,577)	(61,041)
Payments to acquire and retire common stock	(11,542)	–	–
Net proceeds from issuance of common stock	195,442	213,871	–
Net cash provided by financing activities	300,332	861,430	19,414
Net (decrease) increase in cash and cash equivalents	53,460	(2,058)	26,642
Cash and cash equivalents at beginning of period	71,496	73,554	46,912
Cash and cash equivalents at end of period	$ 124,956	$ 71,496	$ 73,554

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2008, 2007 and 2006

(U.S. dollars in thousands)

1—General Information

The accompanying consolidated financial statements include the accounts of Genco Shipping & Trading Limited ("GS&T") and its wholly owned subsidiaries (collectively, the "Company," "we" or "us"). The Company is engaged in the ocean transportation of drybulk cargoes worldwide through the ownership and operation of drybulk carrier vessels. GS&T was incorporated on September 27, 2004 under the laws of the Marshall Islands and is the sole owner of all of the outstanding shares of the following subsidiaries: Genco Ship Management LLC; Genco Investments LLC; and the ship-owning subsidiaries as set forth below.

The Company began operations on December 6, 2004 with the delivery of its first vessel. The Company agreed to acquire a fleet of 16 drybulk carriers from an unaffiliated third party on November 19, 2004 for approximately $421,900; these vessels were delivered during 2004 and 2005.

On October 14, 2005, the Company acquired the Genco Muse, a 2001 Handymax vessel and time charter contract for a total of $34,450 and was funded entirely by the Company's credit facility entered into on July 29, 2005 (the "2005 Credit Facility"). On July 10, 2006, the Company acquired the Genco Acheron, the Genco Commander and the Genco Surprise for a total purchase price of $81,250, all of which were delivered in the fourth quarter of 2006. During February 2007, the Company completed the sale of the Genco Glory to Cloud Maritime S.A. for $13,004, net of commission. On July 18, 2007, the Company entered into an agreement to acquire nine Capesize vessels from companies within the Metrostar Management Corporation group for a net purchase price of $1,111,000, consisting of the value of the vessels and the liability for the below market time charter contracts acquired. On August 10 and August 13, 2007, the Company also agreed to acquire six drybulk vessels (three Supramax and three Handysize) from affiliates of Evalend Shipping Co. S.A. for a net purchase price of $336,000, consisting of the value of the vessels and the liability for the below market time charter contract acquired.

On August 15, 2007, the Company decided to sell the two oldest vessels in its fleet, the Genco Commander and the Genco Trader. On September 3, 2007, the Company reached an agreement to sell the Genco Commander, a 1994-built Handymax vessel, to Dan Sung Shipping Co. Ltd. for $44,450 less a 2% brokerage commission payable to a third party. On December 3, 2007, the Company realized a net gain of $23,472 from the sale of the vessel and received net proceeds of $43,532. Lastly, on October 2, 2007, the Company reached an agreement to sell the Genco Trader, a 1990-built Panamax vessel, to SW Shipping Co., Ltd for $44,000 less a 2% brokerage commission payable to a third party. On February 26, 2008, the Company realized a net gain of $26,227 from the sale of the vessel and received net proceeds of $43,080. The Genco Trader was classified as held for sale at December 31, 2007.

On May 9, 2008, the Company agreed to acquire three 2007-built vessels, consisting of two Panamax vessels and one Supramax vessel, from Bocimar International N.V. and Delphis N.V. for an aggregate purchase price of approximately $257,000. Additionally, on June 16, 2008 the Company agreed to acquire six drybulk newbuildings from Lambert Navigation Ltd., Northville Navigation Ltd., Providence Navigation Ltd., and Prime Bulk Navigation Ltd., for an aggregate purchase price of $530 million. On November 3, 2008, the Company agreed to cancel the acquisition of these six drybulk newbuildings. As part of the agreement, the selling group will retain the deposits totaling $53,000 plus the interest earned on such deposits for the six vessels, comprised of three Capesize and three Handysize vessels. This transaction resulted in a charge in the fourth quarter of 2008 to the Company's income statement of $53,765 related to the forfeiture of these deposits. This amount included $53,213, which was recorded in Deposits on vessels and included net capitalized interest, approximately $546 of interest income receivable which was recorded as part of Prepaid expenses and other current assets, and $6 of other expenses.

Below is the list of the Company's wholly owned ship-owning subsidiaries as of December 31, 2008:

Wholly Owned Subsidiaries	Vessels Acquired	Dwt	Date Delivered	Year Built	Date Sold
Genco Reliance Limited	Genco Reliance	29,952	12/6/04	1999	–
Genco Vigour Limited	Genco Vigour	73,941	12/15/04	1999	–
Genco Explorer Limited	Genco Explorer	29,952	12/17/04	1999	–
Genco Carrier Limited	Genco Carrier	47,180	12/28/04	1998	–
Genco Sugar Limited	Genco Sugar	29,952	12/30/04	1998	–
Genco Pioneer Limited	Genco Pioneer	29,952	1/4/05	1999	–
Genco Progress Limited	Genco Progress	29,952	1/12/05	1999	–
Genco Wisdom Limited	Genco Wisdom	47,180	1/13/05	1997	–
Genco Success Limited	Genco Success	47,186	1/31/05	1997	–
Genco Beauty Limited	Genco Beauty	73,941	2/7/05	1999	–
Genco Knight Limited	Genco Knight	73,941	2/16/05	1999	–
Genco Leader Limited	Genco Leader	73,941	2/16/05	1999	–
Genco Marine Limited	Genco Marine	45,222	3/29/05	1996	–
Genco Prosperity Limited	Genco Prosperity	47,180	4/4/05	1997	–
Genco Trader Limited	Genco Trader	69,338	6/7/05	1990	2/26/08
Genco Muse Limited	Genco Muse	48,913	10/14/05	2001	–
Genco Acheron Limited	Genco Acheron	72,495	11/7/06	1999	–
Genco Surprise Limited	Genco Surprise	72,495	11/17/06	1998	–
Genco Augustus Limited	Genco Augustus	180,151	8/17/07	2007	–
Genco Tiberius Limited	Genco Tiberius	175,874	8/28/07	2007	–
Genco London Limited	Genco London	177,833	9/28/07	2007	–
Genco Titus Limited	Genco Titus	177,729	11/15/07	2007	–
Genco Challenger Limited	Genco Challenger	28,428	12/14/07	2003	–
Genco Charger Limited	Genco Charger	28,398	12/14/07	2005	–
Genco Warrior Limited	Genco Warrior	55,435	12/17/07	2005	–
Genco Predator Limited	Genco Predator	55,407	12/20/07	2005	–
Genco Hunter Limited	Genco Hunter	58,729	12/20/07	2007	–
Genco Champion Limited	Genco Champion	28,445	1/2/08	2006	–
Genco Constantine Limited	Genco Constantine	180,183	2/21/08	2008	–
Genco Raptor LLC	Genco Raptor	76,499	6/23/08	2007	–
Genco Cavalier LLC	Genco Cavalier	53,617	7/17/08	2007	–
Genco Thunder LLC	Genco Thunder	76,499	9/25/08	2007	–
Genco Hadrian Limited	Genco Hadrian	169,694	12/29/08	2008	–
Genco Commodus Limited	Genco Commodus	170,500	Q2 2009[1]	2009[2]	–
Genco Maximus Limited	Genco Maximus	170,500	Q2 2009[1]	2009[2]	–
Genco Claudius Limited	Genco Claudius	170,500	Q3 2009[1]	2009[2]	–

(1) Dates for vessels being delivered in the future are estimates based on guidance received from the sellers and/or the respective shipyards.

(2) Built dates for vessels delivering in the future are estimates based on guidance received from the sellers and respective shipyards.

In January 2007, we filed a registration statement on Form S-3 with the Securities and Exchange Commission (the "SEC") to register possible future offerings, including possible resales by Fleet Acquisition LLC. That registration statement, as amended, was declared effective by the SEC on February 7, 2007. Fleet Acquisition LLC utilized that registration statement to conduct an underwritten offering of 4,830,000 shares it owned, including an over-allotment option granted to underwriters for 630,000 shares which the underwriters exercised in full. Following completion of that offering, Fleet Acquisition LLC owned 15.80% of our common stock. During October 2007, the Company closed on an equity offering of 3,358,209 shares of Genco common stock (with the exercise of the underwriters' over-allotment option) at an offering price of $67.00 per share.

(U.S. dollars in thousands)

The Company received net proceeds of $213,871 after deducting underwriters' fees and expenses. On October 5, 2007, the Company utilized $214,000 including these proceeds to repay outstanding borrowings under the 2007 Credit Facility. Additionally, in the same offering, Fleet Acquisition LLC sold 1,076,291 shares (with the exercise of the underwriters' over-allotment option) at the same offering price of $67.00 per share. The Company did not receive any proceeds from the common stock sold by Fleet Acquisition LLC.

On January 10, 2008, the Board of Directors approved a grant of 100,000 nonvested common stock to Peter Georgiopoulos, Chairman of the Board. This grant vests ratably on each of the ten anniversaries of the determined vesting date beginning with November 15, 2008. On March 10, 2008, Fleet Acquisition LLC distributed 2,512,532 shares of the Company's common stock to OCM Fleet Acquisition LLC, as a member thereof, pursuant to an agreement among Fleet Acquisition LLC's members. In connection with this distribution, Mr. Georgiopoulos became the sole member of the Management Committee of Fleet Acquisition LLC, which currently retains 443,606 shares of the Company's common stock of which Mr. Georgiopoulos may be deemed to be the beneficial owner.

Lastly, during May 2008, the Company closed on an equity offering of 2,702,669 shares of Genco common stock at an offering price of $75.47 per share. The Company received net proceeds of $195,442 after deducting underwriters' fees and expenses. On May 28, 2008, the Company utilized $195,000 of these proceeds to repay outstanding borrowings under the 2007 Credit Facility. Additionally, in the same offering, OCM Fleet Acquisition LLC sold 1,000,000 shares at the same offering price of $75.47 per share. The Company did not receive any proceeds from the common stock sold by OCM Fleet Acquisition LLC. Additionally, on December 24, 2008, the Board of Directors approved a grant of 75,000 nonvested common stock to Peter Georgiopoulos. As a result of the foregoing transactions, Mr. Georgiopoulos may be deemed to beneficially own 13.29% of our common stock (including shares held through Fleet Acquisition LLC), and OCM Fleet Acquisition LLC may be deemed to beneficially own 4.77% of our common stock.

2—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which include the accounts of Genco Shipping & Trading Limited and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Business Geographics

The Company's vessels regularly move between countries in international waters, over hundreds of trade routes and, as a result, the disclosure of geographic information is impracticable.

Vessel Acquisitions

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. As is customary in the shipping industry, the purchase of a vessel is normally treated as a purchase of an asset as the historical operating data for the vessel is not reviewed nor is material to our decision to make such acquisition.

When a vessel is acquired with an existing time charter, the Company allocates the purchase price of the vessel and the time charter based on, among other things, vessel market valuations and the present value (using an interest rate which reflects the risks associated with the acquired charters) of the difference between (i) the contractual amounts to be paid pursuant to the charter terms and (ii) management's estimate of the fair market charter rate, measured over a period equal to the remaining term of the charter. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction or increase, respectively, to revenues over the remaining term of the charter.

Segment Reporting

The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. Each of the Company's vessels serve the same type of customer, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Based on this, the Company has determined that it operates in one reportable segment, the transportation of various drybulk cargoes with its fleet of vessels.

Revenue and Voyage Expense Recognition

Since the Company's inception, revenues have been generated from time charter agreements and pool agreements. A time charter involves placing a vessel at the charterer's disposal for a set period of time during which the charterer may use the vessel in return for the payment by the charterer of a specified daily hire rate. In time charters, operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel and specified voyage costs such as fuel and port charges are paid by the charterer. There are certain other non-specified voyage expenses such as commissions which are borne by the Company.

The Company records time charter revenues over the term of the charter as service is provided. Revenues are recognized on a straight-line basis as the average revenue over the term of the respective time charter agreement. The Company recognizes vessel operating expenses when incurred.

The Genco Thunder and Genco Leader entered into the Baumarine Panamax Pool in November 2008 and December 2008, respectively. Additionally, the Genco Predator entered into the Bulkhandling Handymax Pool in November 2008. Vessel pools, such as the Baumarine Panamax Pool and the Bulkhandling Handymax Pool, provide cost-effective commercial management activities for a group of similar class vessels. The pool arrangement provides the benefits of a large-scale operation, and chartering efficiencies that might not be available to smaller fleets. Under the pool arrangement, the vessels operate under a time charter agreement whereby the cost of bunkers and port expenses are borne by the pool and operating costs including crews, maintenance and insurance are typically paid by the owner of the vessel. Since the members of the pool share in the revenue generated by the entire group of vessels in the pool, and the pool operates in the spot market, the revenue earned by these three vessels was subject to the fluctuations of the spot market. The Company recognizes revenue from these pool arrangements based on the distributions reported by the respective pool.

Due from Charterers, Net

Due from charterers, net includes accounts receivable from charters net of the provision for doubtful accounts. At each balance sheet date, the Company provides for the provision based on a review of all outstanding charter receivables. Included in the standard time charter contracts with our customers are certain performance parameters, which if not met can result in customer claims. As of December 31, 2008, the Company had a reserve of $244 against due from charterers balance and an additional reserve of $1,350 in deferred revenue, each of which is associated with estimated customer claims against the Company including vessel performance issues under time charter agreements. As of December 31, 2007, the Company had no reserve against due from charterers balance and an additional reserve of $734 in deferred revenue, each of which is associated with estimated customer claims against the Company, including time charter performance issues.

Revenue is based on contracted charterparties. However, there is always the possibility of dispute over terms and payment of hires and freights. In particular, disagreements may arise concerning the responsibility of lost time and revenue. Accordingly, the Company periodically assesses the recoverability of amounts outstanding and estimates a provision if there is a possibility of non-recoverability. The Company believes its provisions to be reasonable based on information available upon issuing the Company's financial statements.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, and other miscellaneous expenses. Vessel operating expenses are recognized when incurred.

Vessels, Net

Vessels, net are stated at cost less accumulated depreciation. Included in vessel costs are acquisition costs directly attributable to the acquisition of a vessel and expenditures made to prepare the vessel for its initial voyage. The Company also considers interest costs for a vessel under construction as a cost which is directly attributable to the acquisition of a vessel. Vessels are depreciated on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of initial delivery from the shipyard. Depreciation expense for vessels for the years ended December 31, 2008, 2007 and 2006 was $69,050, $32,900 and $26,344, respectively.

Depreciation expense is calculated based on cost less the estimated residual scrap value. The costs of significant replacements, renewals and betterments are capitalized and depreciated over the shorter of the vessel's remaining estimated useful life or the estimated life of the renewal or betterment. Undepreciated cost of any asset component being replaced that was acquired after the initial vessel purchase is written off as a component of vessel operating expense. Expenditures for routine maintenance and repairs are expensed as incurred. Scrap value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight tons (lwt). At December 31, 2008 and 2007, the Company estimated the residual value of vessels to be $175/lwt.

Fixed Assets, Net

Fixed assets, net are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are based on a straight-line basis over the estimated useful life of the specific asset placed in service. The following table is used in determining the estimated useful lives:

Description	Useful lives
Leasehold improvements	15 years
Furniture, fixtures & other equipment	5 years
Vessel equipment	2-5 years
Computer equipment	3 years

Depreciation and amortization expense for fixed assets for the years ended December 31, 2008, 2007 and 2006 was $418, $393, and $304, respectively.

Deferred Drydocking Costs

The Company's vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. The Company capitalizes the costs associated with the drydockings as they occur and amortizes these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of a vessel's drydocking include actual costs incurred at the drydocking yard; cost of travel, lodging and subsistence of personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee the drydocking. Amortization expense for drydocking for the years ended December 31, 2008, 2007 and 2006 was $1,927, $1,084, and $331, respectively. Costs that are not related to drydocking are expensed as incurred.

Impairment of Long-Lived Assets

The Company follows the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including anticipated future charter rates, estimated scrap values, future drydocking costs and estimated vessel operating costs, are included in this analysis.

For the years ended December 31, 2008, 2007 and 2006, no impairment charges were recorded, based on the analysis described above.

Deferred Financing Costs

Deferred financing costs, included in other assets, consist of fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt and are included in interest expense.

(U.S. dollars in thousands)

Cash and Cash Equivalents

The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Investments

The Company holds an investment in the capital stock of Jinhui Shipping and Transportation Limited ("Jinhui"). Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as Available For Sale ("AFS") and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of other comprehensive income ("OCI"). The Company classifies the investment as a current or noncurrent asset based on the Company's intent to hold the investment at each reporting date. Effective August 16, 2007, the Company has elected hedge accounting for forward currency contracts in place associated with the cost basis of the Jinhui shares, and therefore the unrealized currency gain or loss associated with the cost basis in the Jinhui shares is reflected in the income statement as income or (loss) from derivative instruments to offset the gain or loss associated with these forward currency contracts. On October 10, 2008, the Company elected to discontinue the purchase of forward currency contracts associated with Jinhui by entering into an offsetting trade that closed the previously opened currency contract, thereby eliminating the hedge on Jinhui. The cost of securities when sold is based on the specific identification method. Realized gains and losses on the sale of these securities is reflected in the consolidated statement of operations in other (expense) income. Additionally, the realized gain or loss on the forward currency contracts is reflected in the Consolidated Statement of Cash Flows as an investing activity and is reflected in the caption Payments on forward currency contracts, net.

Investments are reviewed quarterly to identify possible other-than-temporary impairment in accordance with FASB Staff Position SFAS 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). When evaluating the investments, the Company reviews factors such as the length of time and extent to which fair value has been below the cost basis, the financial condition of the issuer, the underlying net asset value of the issuer's assets and liabilities, and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. Should the decline in the value of any investment be deemed to be other-than-temporary, the investment basis would be written down to fair market value, and the write-down would be recorded to earnings as a loss. Refer to Note 5—Investments.

Income Taxes

Pursuant to Section 883 of the U.S. Internal Revenue Code of 1986 as amended (the "Code"), qualified income derived from the international operations of ships is excluded from gross income and exempt from U.S. federal income tax if a company engaged in the international operation of ships meets certain requirements. Among other things, in order to qualify, the company must be incorporated in a country which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

The Company is incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, the Company is not subject to Marshall Islands income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax.

Based on the publicly traded requirement of the Section 883 regulations as described in the next paragraph, we believe that the Company qualified for exemption from income tax for 2008, 2007 and 2006.

Based on the ownership of our common stock prior to our initial public offering on July 22, 2005 as discussed in Note 1, we qualified for exemption from income tax for 2005 under Section 883, since we were a Controlled Foreign Corporation ("CFC") and satisfied certain other criteria in the Section 883 regulations. We were a CFC, as defined in the Code, since through the initial public offering on July 22, 2005, over 50% of our stock was owned by United States holders each of whom owned ten percent or more of our voting stock. ("US 10% Owners"). During that time, approximately 93% of our common stock was held by US 10% Owners.

Based on the publicly traded requirement of the Section 883 regulations, we believe that the Company qualified for exemption from income tax for 2008, 2007 and 2006. In order to meet the publicly traded requirement, our stock must be treated as being primarily and regularly traded for more than half the days of any such year. Under the Section 883 regulations, our qualification for the publicly traded requirement may be jeopardized if shareholders of our common stock that own five percent or more of our stock ("5% shareholders") own, in the aggregate, 50% or more of our common stock for more than half the days of the year. We believe that during 2008, 2007 and 2006, the combined ownership of our 5% shareholders did not equal 50% or more of our common stock for more than half the days of 2008, 2007 and 2006.

If the Company does not qualify for the exemption from tax under Section 883, it would be subject to a 4% tax on the gross "shipping income" (without the allowance for any deductions) that is treated as derived from sources within the United States or "United States source shipping income." For these purposes, "shipping income" means any income that is derived from the use of vessels, from the hiring or leasing of vessels for use, or from the performance of services directly related to those uses; and "United States source shipping income" includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Deferred Revenue

Deferred revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as income when earned. Additionally, deferred revenue includes estimated customer claims mainly due to time charter performance issues.

Comprehensive Income

The Company follows SFAS No. 130 "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in financial statements. Comprehensive income is comprised of net income and amounts related to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as well as unrealized gains or losses associated with the Company's investments.

Nonvested Stock Awards

In 2006, the Company adopted SFAS No. 123R, Share-Based Payment, for nonvested stock issued under its equity incentive plan. Adoption of this new accounting policy did not change the method of accounting for nonvested stock awards. However, deferred compensation costs from nonvested stock have been classified as a component of paid-in capital as required by SFAS No. 123R.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include vessel and drydock valuations, the valuation of amounts due from charterers, performance claims, residual value of vessels, useful life of vessel and fair value of derivative instruments. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are amounts due from charterers. With respect to amounts due from charterers, the Company attempts to limit its credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, guarantees, or collateral. The Company earned 100% of revenues from 22 customers in 2008 and earned 100% of revenue from 18 customers in 2007 and 100% of revenues from 14 customers in 2006. Management does not believe significant risk exists in connection with the Company's concentrations of credit at December 31, 2008 and 2007.

For the year ended December 31, 2008 there were two customers that individually accounted for more than 10% of revenue, Cargill International S.A. and Pacific Basin Chartering Ltd., which represented 27.79% and 14.64% of revenue, respectively. For the year ended December 31, 2007 there were two customers that individually accounted for more than 10% of revenue, Lauritzen Bulkers A/S and Cargill International S.A., which represented 15.42% and 13.74% of revenue, respectively. For the year ended December 31, 2006 there were two customers that individually accounted for more than 10% of revenue, BHP Billiton Marketing AG and Lauritzen Bulkers A/S, which represented 15.74% and 21.51% of revenue, respectively.

The Company maintains all of its cash with one financial institution. None of the Company's cash balances are covered by insurance in the event of default by this financial institution.

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments such as amounts due to/due from charterers, accounts payable and long-term debt approximate their individual carrying amounts as of December 31, 2008 and December 31, 2007 due to their short-term maturity or the variable-rate nature of the respective borrowings under the credit facility.

The fair value of the interest rate swaps and forward currency contracts (used for purposes other than trading) is the estimated amount the Company would receive to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities. See Note 10—Fair Value of Financial Instruments for additional disclosure on the fair values of long-term debt, derivative instruments, and available-for-sale securities.

The Company adopted SFAS No. 157, Fair Value Measurements ("SFAS No. 157") in the first quarter of 2007, which did not have a material impact on the financial statements of the Company.

Derivative Financial Instruments

Interest Rate Risk Management

The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on its earnings and cash flow in relation to borrowings primarily for the purpose of acquiring drybulk vessels. These borrowings are subject to a variable borrowing rate. The Company uses pay-fixed receive-variable interest rate swaps to manage future interest costs and the risk associated with changing interest rate obligations. These swaps are designated as cash flow hedges of future variable rate interest payments and are tested for effectiveness on a quarterly basis.

The differential to be paid or received for the effectively hedged portion of any swap agreement is recognized as an adjustment to interest expense as incurred. Additionally, the changes in value for the portion of the swaps that are effectively hedging future interest payments are reflected as a component of OCI.

For the portion of the forward interest rate swaps that are not effectively hedged, the change in the value and the rate differential to be paid or received is recognized as income or (expense) from derivative instruments and is listed as a component of other (expense) income until such time the Company has obligations against which the swap is designated and is an effective hedge.

Currency Risk Management

The Company currently holds an investment in Jinhui shares that are traded on the Oslo Stock Exchange located in Norway, and as such, the Company is exposed to the impact of exchange rate changes on this available-for-sale security denominated in Norwegian Kroner. The Company's objective is to manage the impact of exchange rate changes on its earnings and cash flows in relation to its cost basis associated with its investments. The Company utilized foreign currency forward contracts to protect its original investment from changing exchange rates through October 10, 2008 when the use of these contracts were discontinued due to the underlying value of Jinhui.

The change in the value of the forward currency contracts is recognized as income or (expense) from derivative instruments and is listed as a component of other (expense) income. Effective August 16, 2007, the Company elected to utilize fair value hedge accounting for these instruments whereby the change in the value in the forward contracts continues to be recognized as income or (expense) from derivative instruments and is listed as a component of other (expense) income. Fair value hedge accounting then accelerates the recognition of the effective portion of the currency translation gain or (loss) on the Available for Sale Security from August 16, 2007 from OCI into income or (expense) from derivative instruments and is listed as a component of other (expense) income. Time value of the forward contracts are excluded from effectiveness testing and recognized currently in income. On October 10, 2008, the Company elected to discontinue the purchase of forward currency contracts associated with Jinhui by entering into an offsetting trade that closed the previously opened currency contract, thereby eliminating the hedge on Jinhui.

(U.S. dollars in thousands)

New Accounting Pronouncements

In September 2006, FASB issued SFAS No.157, "Fair Value Measurements" which enhances existing guidance for measuring assets and liabilities using fair value. Previously, guidance for applying fair value was incorporated in several accounting pronouncements. The new statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not add any new fair value measurements, it does change current practice. One such change is a requirement to adjust the value of nonvested stock for the effect of the restriction even if the restriction lapses within one year.

Additionally, in February 2008, the FASB issued FASB Staff Position ("FSP") 157-2, which delays the effective date of SFAS Statement No. 157 to fiscal years beginning after November 15, 2008 and interim periods with those fiscal years for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) until January 1, 2009 for calendar year end entities. The Company has already adopted this Statement except as it applies to nonfinancial assets and liabilities as noted in FSP 157-2. The partial adoption of SFAS No. 157 did not have a significant impact on the Company's consolidated results of operations or financial position. The Company is currently evaluating the effect that the adoption of SFAS No. 157, as it relates to nonfinancial assets and liabilities, will have on its consolidated results of operations or financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). Under this statement, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 is effective for the Company commencing in 2008. Early adoption within 120 days of the beginning of the year is permissible, provided the Company has adopted SFAS No. 157. The Company adopted SFAS 159 on January 1, 2008 and elected not to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R will significantly change the accounting for business combinations. Under SFAS No. 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141R also includes a substantial number of new disclosure requirements and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No. 141R are applied prospectively, the impact to the Company cannot be determined until any such transactions occur.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB statement 133" ("SFAS No. 161"). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, results of operations and cash flows. The new standard also improves transparency about how and why a company uses derivative instruments and how derivative instruments and related hedged items are accounted for under SFAS No. 133. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company's management is currently assessing the new disclosure requirements required by SFAS No. 161.

3—Cash Flow Information

As of December 31, 2008, the Company had nine interest rate swaps, and these swaps are described and discussed in Note 8. The fair value of the nine swaps is in a liability position of $65,937 as of December 31, 2008, of which $2,491 is a current liability. At December 31, 2007, there were a total of eight interest rate swaps which were in a liability position of $21,039.

For the year ended December 31, 2008, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $473 for the purchase of vessels and $337 associated with deposits on vessels. Additionally, for the year ended December 31, 2008, the Company had items in prepaid expenses and other current assets consisting of $3,524 which had reduced the deposits on vessels. For the year ended December 31, 2007, the Company had non-cash investing activities not included in the Consolidated Statement of Cash Flows for items included in accounts payable and accrued expenses consisting of $682 for the purchase of vessels, $1,227 associated with deposits on vessels, $1,670 for the purchase of investments, and $16 for the purchase of fixed assets. For the year ended December 31, 2007, the Company did not have any non-cash financing activities included in the Consolidated Statement of Cash Flows for items in accounts payable and accrued expenses.

For the year ended December 31, 2008, the Company made a non-cash reclassification of $60,128 from deposits on vessels to vessels net of accumulated depreciation due to the completion of the purchase of the Genco Champion, Genco Constantine and Genco Hadrian.

During the years ended December 31, 2008, 2007 and 2006, the cash paid for interest, including amounts capitalized were $54,344, $22,003 and $9,553, respectively.

On January 10, 2008 and December 24, 2008 the Board of Directors approved grants of 100,000 and 75,000 shares, respectively, of nonvested common stock to Peter Georgiopoulos, Chairman of the Board. The fair value of such nonvested stock was $4,191 and $905, respectively, on the grant date and was recorded in equity. Additionally, on February 13, 2008 and July 24, 2008, the Company made grants of nonvested common stock under the Plan in the amount of 12,500 and 15,000 shares, respectively, to directors of the Company. The fair value of such nonvested stock was $689 and $938, respectively, on the grant dates and was recorded in equity. Lastly, on December 24, 2008, the Company granted nonvested stock to certain employees. The fair value of such nonvested stock was $1,448 on the grant date and was recorded in equity.

On February 8, 2007, the Company granted nonvested stock to certain directors and employees. The fair value of such nonvested stock was $494 on the grant date and was recorded in equity. Additionally, during January 2007, nonvested stock forfeited amounted to $54 for shares granted in 2005 and is recorded in equity. During May 2007, nonvested stock forfeited amounted to $88 for shares granted in 2006 and 2005 and is recorded in equity. Lastly, on December 21, 2007, the Company granted nonvested stock to certain employees. The fair value of such nonvested stock was $4,935 on the grant date and was recorded in equity.

During 2006, the Company granted nonvested stock to its employees. The fair value of such nonvested stock was $2,018 on the grant date and was recorded in equity. Additionally, during 2006, nonvested stock forfeited amounted to $12 for shares granted in 2005 and is recorded in equity.

4—Vessel Acquisitions and Dispositions

On June 16, 2008 the Company agreed to acquire six drybulk newbuildings from Lambert Navigation Ltd., Northville Navigation Ltd., Providence Navigation Ltd., and Primebulk Navigation Ltd., for an aggregate purchase price of $530,000. This acquisition was subsequently cancelled in November 2008, as described further in Note 1—General Information. Additionally, on May 9, 2008, the Company agreed to acquire three 2007-built vessels, consisting of two Panamax vessels and one Supramax vessel, from Bocimar International N.V. and Delphis N.V. for an aggregate purchase price of approximately $257,000 which have all been acquired during 2008. Upon completion the remaining three Capesize vessels from companies within the Metrostar Management Corporation group, Genco's fleet will consist of 35 drybulk vessels, consisting of nine Capesize, eight Panamax, four Supramax, six Handymax and eight Handysize vessels, with an aggregate carrying capacity of approximately 2,908,000 dwt and an average age of 6.8 years.

On February 26, 2008, the Company completed the sale of the Genco Trader. The Company realized a net gain of approximately $26,227 and had net proceeds of $43,084 from the sale of the vessel in the first quarter of 2008. The Company had previously reached an agreement, on October 2, 2007, to sell the Genco Trader, a 1990-built Panamax vessel, to SW Shipping Co., Ltd for $44,000 less a 2% brokerage commission payable to a third party. The Genco Trader was classified as held for sale at December 31, 2007 in the amount of $16,857.

On February 21, 2008, the Company completed the acquisition of the Genco Constantine, a 2008-built Capesize vessel from companies within the Metrostar Management Corporation group. The remaining three Capesize vessels are expected to be built, and subsequently delivered to Genco, between the second and third quarter of 2009. In July 2007, the Company entered into an agreement to acquire nine Capesize vessels from companies within the Metrostar Management Corporation group for a net purchase price of $1,111,000, consisting of the value of the vessels and the liability for the below market time charter contracts acquired. As of December 31, 2008, six of the nine Capesize vessels, the Genco Hadrian, Genco Constantine, Genco Augustus, Genco Tiberius, Genco London, and Genco Titus, all 2007- and 2008-built vessels, had been delivered to Genco.

On January 2, 2008, the Company completed the acquisition of the Genco Champion, the last vessel acquired from affiliates of Evalend Shipping Co. S.A. On August 10 and August 13, 2007, the Company had agreed to acquire six drybulk vessels (three Supramax and three Handysize) from affiliates of Evalend Shipping Co. S.A. for a net purchase price of $336,000, consisting of the value of the vessels and the liability for the below market time charter contract acquired. As of December 31, 2008, the Company had completed the acquisition of all six of the vessels, the Genco Champion, Genco Predator, Genco Warrior, Genco Hunter, Genco Charger and Genco Challenger.

On August 15, 2007, the Company decided to sell the two oldest vessels in its fleet, the Genco Commander and the Genco Trader. On September 3, 2007, the Company reached an agreement to sell the Genco Commander, a 1994-built Handymax vessel, to Dan Sung Shipping Co. Ltd. for $44,450 less a 2% brokerage commission payable to a third party. On December 3, 2007, the Company realized a net gain of $23,472 and received net proceeds of $43,532. Lastly, on October 2, 2007, the Company reached an agreement to sell the Genco Trader, a 1990-built Panamax vessel, to SW Shipping Co., Ltd for $44,000 less a 2% brokerage commission payable to a third party. The Company recorded a net gain of $26,227 from the sale of the vessel in the first quarter of 2008. The Genco Trader was classified as held for sale at December 31, 2007 in the amount of $16,857.

As four of the Capesize vessels and two of the Supramax vessels delivered during 2007 and 2008 had existing below market time charters at the time of the acquisition, the Company recorded the fair market value of time charter acquired of $52,584 which is being amortized as an increase to revenues during the remaining term of each respective time charter. For the years ended December 31, 2008 and 2007, $22,447 and $6,382 was amortized into revenue. No amortization occurred during 2006 as the transactions occurred in 2008 and 2007. This balance will be amortized into revenue over a weighted average period of 1.42 years and will be amortized as follows: $18,975 for 2009, $3,635 for 2010 and $976 for 2011. The remaining unamortized fair market value of time charter acquired at December 31, 2008 and December 31, 2007 is $23,586 and $44,991, respectively. These amounts include the accelerated amortization of the unamortized fair market value of the time charter acquired related to the Genco Cavalier as a result of the charterer of the vessel going bankrupt. Refer to Note 22—Subsequent Events for further detail.

On December 21, 2006, the Company engaged the services of WeberCompass (Hellas) S.A. to sell the Genco Glory. The Company, as of such date, reclassed the net assets associated with the Genco Glory to "Vessel held for Sale" in the current asset section of the balance sheet and discontinued depreciating such assets. At December 31, 2006, the net assets classified as Vessel held for Sale was $9,450. On February 21, 2007, the Genco Glory was sold to Cloud Maritime S.A. for $13,004 net of a brokerage commission of 1% was paid to WeberCompass (Hellas) S.A. Based on the selling price and the net book value of the vessel, the Company recorded a gain of $3,575 during the first quarter of 2007.

(U.S. dollars in thousands)

On July 10, 2006, the Company entered into an agreement with affiliates of Franco Compania Naviera S.A. under which the Company purchased three drybulk vessels for an aggregate price of $81,250. These vessels were delivered in the fourth quarter of 2006. The acquisition consisted of a 1999 Japanese-built Panamax vessel, the Genco Acheron, a 1998 Japanese-built Panamax vessel, the Genco Surprise, and a 1994 Japanese-built Handymax vessel, the Genco Commander.

On October 14, 2005, the Company took delivery of the Genco Muse, a 48,913 dwt Handymax drybulk carrier and the results of its operations are included in the consolidated results of the Company after that date. The vessel is a 2001 Japanese-built vessel. The total purchase price of the vessel was $34,450. The purchase price included the assumption of an existing time charter with Qatar Navigation QSC at a rate of $26.5 per day. Due to the above-market rate of the existing time charter, the Company capitalized $3,492 of the purchase price as an asset which is being amortized as a reduction of revenues through September 2007 (the remaining term of the charter). For 2008, 2007 and 2006, $0, $1,244 and $1,850, respectively, was amortized and $0 remains unamortized at December 31, 2008 and 2007.

See Note 1 for discussion on the initial acquisition of our initial 16 drybulk carriers.

Capitalized interest expense associated with the newbuilding contracts acquired for the year ended December 31, 2008 and 2007 was $5,778 and $4,340, respectively.

The purchase and sale of the aforementioned vessels is consistent with the Company's strategy of selectively expanding the number and maintaining the high-quality vessels in the fleet.

5—Investments

The Company holds an investment in the capital stock of Jinhui. Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of drybulk shipping. This investment is designated as Available For Sale ("AFS") and is reported at fair value, with unrealized gains and losses recorded in shareholders' equity as a component of other comprehensive income ("OCI"). At December 31, 2008 and December 31, 2007, the Company holds an investment of 16,335,100, and 15,439,800 shares of Jinhui capital stock, respectively, which is recorded at the fair value of $16,772 and $167,524, respectively, based on the closing price on December 31, 2008 and December 28, 2007 (the last trading date on the Oslo exchange in 2007) of 7.14 NOK and 59.00 NOK, respectively. Effective on August 16, 2007, the Company elected to utilize hedge accounting for forward contracts hedging the currency risk associated with the Norwegian Kroner cost basis in the Jinhui stock. The hedge accounting is limited to the lower of the cost basis or the market value at time of the designation. The unrealized appreciation in the stock and the currency translation gain above the cost basis are recorded as a component of OCI. Realized gains and losses on the sale of these securities will be reflected in the consolidated statement of operations in other (expense) or income once sold. Time value of the forward contracts are excluded from effectiveness testing and recognized currently in income. For the years ended December 31, 2008 and 2007, an immaterial amount was recognized in income or (expense) from derivative instruments associated with excluded time value and ineffectiveness. On October 10, 2008, the Company elected to discontinue the purchase of forward currency contracts associated with Jinhui by entering into an offsetting trade that closed the previously opened currency contract, thereby eliminating the hedge on Jinhui.

The unrealized currency translation gain for any unhedged portion for the Jinhui capital stock remains a component of OCI since this investment is designated as an AFS security. The hedged portion of the currency translation (loss)/gain has been reclassed to the income statement as a component of (loss) income from derivative instruments. Refer to Note 9—Accumulated Other Comprehensive Income for a breakdown of the components of accumulated OCI.

The Company reviewed the investment in Jinhui for indicators of other-than-temporary impairment in accordance with FSP 115-1. Based on our review, we have deemed the investment in Jinhui to be other-than-temporarily impaired as of December 31, 2008 due to the severity of the decline in its market value versus our cost basis. As a result, during the fourth quarter of 2008 we recorded a $103,892 impairment charge. This amount is included under impairment of investments in the accompanying Consolidated Statement of Operations. We will continue to review the investment in Jinhui for impairment on a quarterly basis. There can be no assurance that additional impairment charges will not be required in the future, and any such amounts could be material to our Consolidated Statements of Operations. We did not recognize any other-than-temporary impairments for the years ended December 31, 2007 and December 31, 2006.

At December 31, 2008, the Company did not have a short-term forward currency contract to hedge the Company's exposure to the Norwegian Kroner related to the cost basis of Jinhui stock as described above. The Company has elected to discontinue the forward currency contract and hedge due to the underlying market value of Jinhui in October 2008. At December 31, 2007, the Company had one short-term forward currency contract to hedge the Company's exposure to the Norwegian Kroner related to the cost basis of Jinhui stock as described above. The forward currency contract for a notional amount of 685.1 million NOK (Norwegian Kroner) or $124,557, matured on January 17, 2008. The short-term asset (liability) associated with the forward currency contract at December 31, 2008 and December 31, 2007 is $0 and $(1,448), respectively, and is presented as the fair value of derivatives on the balance sheet. The gain (loss) associated with this respective asset/liability is included as a component of (loss) income from derivative instruments and is offset by a reclassification from OCI for the hedged portion of the currency gain (loss) on investments.

The following table sets forth the net (loss)/gain, realized and unrealized, related to the forward currency contracts and to the hedged translation on the cost basis of the Jinhui stock. These are reflected as income/(loss) from derivative instruments and are included as a component of other expense.

	Year ended December 31,		
	2008	2007	2006
Net (loss)/gain, realized and unrealized	**$(189)**	$(1,185)	$ –

6—Earnings Per Common Share

The computation of basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings (loss) per share assumes the vesting of granted nonvested stock awards (see Note 18), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and are not yet recognized using the treasury stock method, to the extent dilutive.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	Year ended December 31,		
	2008	2007	2006
Common shares outstanding, basic:			
Weighted average common shares outstanding, basic	**30,290,016**	26,165,600	25,278,726
Common shares outstanding, diluted:			
Weighted average common shares outstanding, basic	**30,290,016**	26,165,600	25,278,726
Weighted average nonvested stock awards	**162,834**	131,921	72,571
Weighted average common shares outstanding, diluted	**30,452,850**	26,297,521	25,351,297

7—Related Party Transactions

The following are related party transactions not disclosed elsewhere in these financial statements:

The Company makes an employee performing internal audit services available to General Maritime Corporation ("GMC"), where the Company's Chairman, Peter C. Georgiopoulos, also serves as Chairman of the Board. For the years ended December 31, 2008, 2007 and 2006, the Company invoiced $175, $167 and $52, respectively, to GMC for the time associated with such internal audit services. Additionally, during the years ended December 31, 2008, 2007 and 2006, the Company incurred travel and other related expenditures totaling $337, $248 and $257, respectively, reimbursable to GMC or its service provider. For the year ended December 31, 2008, 2007 and 2006 approximately $9, $0 and $49 of these travel expenditures were paid from the gross proceeds received from the May 2008 equity offering and the initial public offering and as such were included in the determination of net proceeds. At December 31, 2008 the amount due the Company from GMC is $62 and the amount due to GMC from the Company at December 31, 2007 is $5.

During the years ended December 31, 2008, 2007 and 2006, the Company incurred legal services (primarily in connection with vessel acquisitions) aggregating $99, $219, and $82, respectively, from Constantine Georgiopoulos, the father of Peter C. Georgiopoulos, Chairman of the Board. At December 31, 2008 and 2007, $1 and $86, respectively, was outstanding to Constantine Georgiopoulos.

In December 2006, the Company engaged the services of WeberCompass (Hellas) S.A. ("WC"), a shipbroker, to facilitate the sale of the Genco Glory. One of our directors, Basil G. Mavroleon, is a Managing Director of WC and a Managing Director and shareholder of Charles R. Weber Company, Inc., which is 50% shareholder of WC. WC was paid a commission of $132, or 1% of the gross selling price of the Genco Glory. No amounts were due to WC at December 31, 2008 or at December 31, 2007.

During March 2007, the Company utilized the services of North Star Maritime, Inc. ("NSM") which is owned and operated by one of our directors, Rear Admiral Robert C. North, USCG (ret.). NSM, a marine industry consulting firm, specializes in international and domestic maritime safety, security and environmental protection issues. NSM was paid $12 for services rendered. There are no amounts due to NSM at December 31, 2008 and 2007.

8—Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2008	2007
Outstanding total debt	**$1,173,300**	$936,000
Less: Current portion	**—**	43,000
Long-term debt	**$1,173,300**	$893,000

2008 Term Facility

On September 4, 2008, the Company executed a Credit Agreement and other definitive documentation for its new $320 million credit facility (the "2008 Term Facility"). The 2008 Term Facility was underwritten by Nordea Bank Finland Plc, New York Branch, who served as Administrative Agent, Bookrunner, and Collateral Agent; Bayerische Hypo- und Vereinsbank AG, who served as Bookrunner; DnB NOR Bank ASA; Sumitomo Mitsui Banking Corporation, acting through its Brussels Branch; and Deutsche Schiffsbank Akteingesellschaft. DnB NOR Bank ASA underwrote the Company's existing 2007 Credit Facility and served under that facility as Administrative Agent and Collateral Agent.

Under the 2008 Term Facility, subject to the conditions set forth in the Credit Agreement, the Company was able to borrow an amount up to $320 million. Amounts borrowed and repaid under the 2008 Term Facility could not be reborrowed. The 2008 Term Facility had a maturity date of the earlier of the fifth anniversary of the initial borrowing date under the facility or December 31, 2013.

Loans made under the 2008 Term Facility were able to be used to fund or refund to the Company the acquisition costs of six drybulk newbuildings, consisting of three Capesize and three Handysize vessels, which the Company agreed on June 16, 2008 to acquire from Lambert Navigation Ltd., Northville Navigation Ltd., Providence Navigation Ltd., and Prime Bulk Navigation Ltd.

The terms of the 2008 Term Facility provide that it was to be cancelled upon a cancellation of the acquisition contracts for the six vessels described above. As such, the 2008 Term Facility was cancelled effective November 4, 2008 upon the cancellation of the acquisition of six drybulk newbuildings from Lambert Navigation Ltd., Northville Navigation Ltd., Providence Navigation Ltd., and Primebulk Navigation Ltd., for an aggregate purchase price of $530,000. Cancellation of the facility resulted in a charge in the fourth quarter of 2008 to interest expense of $2,191 associated with unamortized deferred financing costs.

(U.S. dollars in thousands)

2007 Credit Facility

On July 20, 2007, the Company entered into a credit facility with DnB NOR Bank ASA (the "2007 Credit Facility") for the purpose of acquiring the nine new Capesize vessels and refinancing the Company's existing 2005 Credit Facility and Short-Term Line. DnB NOR Bank ASA is also Mandated Lead Arranger, Bookrunner, and Administrative Agent. The Company has used borrowings under the 2007 Credit Facility to repay amounts outstanding under the 2005 Credit Facility and the Short-Term Line, and these two facilities have accordingly been terminated. The maximum amount that may be borrowed under the 2007 Credit Facility is $1,377,000. Subsequent to the equity offering completed in October 2007, the Company was no longer required pay up to $6,250 or such lesser amount as available from Net Cash Flow (as defined in the credit agreement for the 2007 Credit Facility) each fiscal quarter to reduce borrowings under the 2007 Credit Facility. As of December 31, 2008 and 2007, $1,173,300 and $936,000 was outstanding under the 2007 Credit Facility. At December 31, 2008, $203,700 remains available to fund future vessel acquisitions. The Company may borrow up to $50,000 of the $203,700 for working capital purposes.

On January 26, 2009, the Company entered into an amendment to the 2007 Credit Facility (the "2009 Amendment") which implemented the following modifications to the terms of the 2007 Credit Facility:

- Compliance with the existing collateral maintenance financial covenant was be waived effective for the year ended December 31, 2008 and until the Company can represent that it is in compliance with all of its financial covenants and is otherwise able to pay a dividend and purchase or redeem shares of common stock under the terms of the Credit Facility in effect before the 2009 Amendment. With the exception of the collateral maintenance financial covenant, the Company believes that it is in compliance with its covenants under the 2007 Credit Facility. The Company's cash dividends and share repurchases were suspended until the Company can represent that it is in a position to again satisfy the collateral maintenance covenant.
- The total amount of the 2007 Credit Facility is subject to quarterly reductions of $12,500 beginning March 31, 2009 through March 31, 2012 and $48,195 of the total facility amount thereafter until the maturity date. A final payment of $250,600 will be due on the maturity date.
- The Applicable Margin to be added to the London Interbank Offered Rate to calculate the rate at which the Company's borrowings bear interest is 2.00% per annum.
- The commitment commission payable to each lender is 0.70% per annum of the daily average unutilized commitment of such lender.

Under the 2007 Credit Facility, subject to the conditions set forth in the credit agreement, the Company may borrow an amount up to $1,377,000. Amounts borrowed and repaid under the 2007 Credit Facility may be reborrowed. The 2007 Credit Facility has a maturity date of July 20, 2017.

Loans made under the 2007 Credit Facility may be and have been used for the following:

- up to 100% of the en bloc purchase price of $1,111,000 for nine modern drybulk Capesize vessels, which the Company has agreed to purchase from companies within the Metrostar Management Corporation group;
- repayment of amounts previously outstanding under the Company's 2005 Credit Facility, or $206,233;
- the repayment of amounts previously outstanding under the Company's Short-Term Line, or $77,000;
- possible acquisitions of additional dry bulk carriers between 25,000 and 180,000 dwt that are up to ten years of age at the time of delivery and not more than 18 years of age at the time of maturity of the new credit facility;
- up to $50,000 of working capital; and
- the issuance of up to $50,000 of standby letters of credit. At December 31, 2008, there were no letters of credit issued under the 2007 Credit Facility.

All amounts owing under the 2007 Credit Facility are secured by the following:

- cross-collateralized first priority mortgages of each of the Company's existing vessels and any new vessels financed with the 2007 Credit Facility;
- an assignment of any and all earnings of the mortgaged vessels;
- an assignment of all insurances of the mortgaged vessels;
- a first priority perfected security interest in all of the shares of Jinhui owned by the Company;
- an assignment of the shipbuilding contracts and an assignment of the shipbuilder's refund guarantees meeting the Administrative Agent's criteria for any additional newbuildings financed under the 2007 Credit Facility; and
- a first priority pledge of the Company's ownership interests in each subsidiary guarantor.

The Company has completed a pledge of its ownership interests in the subsidiary guarantors that own the nine Capesize vessels acquired or to be acquired. The other collateral described above was pledged, as required, within thirty days of the effective date of the 2007 Credit Facility.

The Company's borrowings under the 2007 Credit Facility bear interest at the London Interbank Offered Rate ("LIBOR") for an interest period elected by the Company of one, three, or six months, or longer if available, plus the Applicable Margin which was 0.85% per annum. Effective January 26, 2009, due to the 2009 Amendment, the Applicable Margin increased to 2.00%. In addition to other fees payable by the Company in connection with the 2007 Credit Facility, the Company paid a commitment fee at a rate of 0.20% per annum of the daily average unutilized commitment of each lender under the facility until September 30, 2007, and 0.25% thereafter. Effective January 26, 2009, due to the 2009 Amendment, the rate increased to 0.70% per annum of the daily average unutilized commitment of such lender.

Effective January 26, 2009, due to the 2009 Amendment, the total amount of the 2007 Credit Facility will be subject to quarterly reductions of $12,500 beginning March 31, 2009 through March 31, 2012 and $48,195 of the total facility amount thereafter until the maturity date. A final payment of $250,600 will be due on the maturity date.

The 2007 Credit Facility includes the following financial covenants which apply to the Company and its subsidiaries on a consolidated basis and are measured at the end of each fiscal quarter beginning with June 30, 2007:

- The leverage covenant requires the maximum average net debt to EBITDA to be ratio of at least 5.5:1.0.
- Cash and cash equivalents must not be less than $500 per mortgaged vessel.

- The ratio of EBITDA to interest expense, on a rolling last four-quarter basis, must be no less than 2.0:1.0.
- After July 20, 2007, consolidated net worth, as defined in the 2007 Credit Facility, must be no less than $263,300 plus 80% of the value of the any new equity issuances of the Company from June 30, 2007. Based on the equity offerings completed in October 2007 and May 2008, consolidated net worth must be no less than $590,750.
- The aggregate fair market value of the mortgaged vessels must at all times be at least 130% of the aggregate outstanding principal amount under the new credit facility plus all letters of credit outstanding; the Company has a 30 day remedy period to post additional collateral or reduce the amount of the revolving loans and/or letters of credit outstanding. This covenant was waived effective for the year ended December 31, 2008 and indefinitely until the Company can represent that it is in compliance with all of its financial covenants as per the 2009 Amendment as described above.

Other covenants in the 2007 Credit Facility are substantially similar to the covenants in the Company's previous credit facilities. As of December 31, 2008, the Company believes it is in compliance with all of the financial covenants under its 2007 Credit Facility, as amended.

On June 18, 2008, the Company entered into an amendment to the 2007 Credit Facility allowing the Company to prepay vessel deposits to give the Company flexibility in refinancing potential vessel acquisitions.

Due to refinancing of the Company's previous facilities, the Company incurred a write-off of the unamortized deferred financing costs in the amount of $3,568 associated with the Company's previous facilities and this charge was reflected in interest expense in the third quarter of 2007.

Due to refinancing of the 2007 Credit Facility as a result of entering into the 2009 Amendment, the Company incurred a non-cash write-off of unamortized deferred financing costs in the amount of $1,921 associated with capitalized costs related to prior amendments and this charge was reflected in interest expense in the fourth quarter of 2008.

The following table sets forth the repayment of the outstanding debt of $1,173,000 at December 31, 2008 under the 2007 Credit Facility, including the January 2009 amendment:

Period Ending December 31,	Total
2009	$ —
2010	—
2011	—
2012	55,190
2013	192,780
Thereafter	925,330
Total long-term debt	$1,173,300

Interest Rates

The following table sets forth the effective interest rate associated with the interest expense for the 2005 Credit Facility, the Short-Term Line, the 2008 Term Facility and the 2007 Credit Facility, as amended, including the rate differential between the pay fixed receive variable rate on the swaps that were in effect, combined, and the cost associated with unused commitment fees ("Credit Facilities" in table below). Additionally, it includes the range of interest rates on the debt, excluding the unused commitment fees:

	Year ended December 31,		
Effective interest rate associated with:	**2008**	2007	2006
Credit Facilities	**5.24%**	6.25%	6.75%
Debt, excluding unused commitment fees (range)	**1.35% to 6.10%**	5.54% to 6.66%	6.14% to 6.45%

Short-Term Line—Refinanced by the 2007 Credit Facility

On May 3, 2007, the Company entered into a Short-Term Line of credit facility under which DnB NOR Bank ASA, Grand Cayman Branch and Nordea Bank Norge ASA, Grand Cayman Branch are serving as lenders (the "Short-Term Line"). The Short-Term Line was used to fund a portion of acquisitions we made of in the shares of capital stock of Jinhui. Under the terms of the Short-Term Line, we were allowed to borrow up to $155,000 for such acquisitions, and we had borrowed a total of $77,000 under the Short-Term Line prior to its refinancing. The term of the Short-Term Line was for 364 days, and the interest on amounts drawn was payable at the rate of LIBOR plus a margin of 0.85% per annum for the first six-month period and LIBOR plus a margin of 1.00% for the remaining term. We were obligated to pay certain commitment and administrative fees in connection with the Short-Term Line. The Company, as required, pledged all of the Jinhui shares it has purchased as collateral against the Short-Term Line. The Short-Term Line incorporated by reference certain covenants from our 2005 Credit Facility.

The Short-Term Line was refinanced in July 2007 with the 2007 Credit Facility.

2005 Credit Facility—Refinanced by the 2007 Credit Facility

The Company entered into the 2005 Credit Facility as of July 29, 2005. The 2005 Credit Facility was with a syndicate of commercial lenders including Nordea Bank Finland plc, New York Branch, DnB NOR Bank ASA, New York Branch and Citibank, N.A. The 2005 Credit Facility was used to refinance our indebtedness under our original credit facility entered into on December 3, 2004 (the "Original Credit Facility"). Under the terms of our 2005 Credit Facility, borrowings in the amount of $106,233 were used to repay indebtedness under our Original Credit Facility and additional net borrowings of $24,450 were obtained to fund the acquisition of the Genco Muse. In July 2006, the Company increased the line of credit by $100,000 and during the second and third quarters of 2006 borrowed $81,250 for the acquisition of three vessels.

(U.S. dollars in thousands)

The 2005 Credit Facility had a term of ten years and would have matured on July 29, 2015. The facility permitted borrowings up to 65% of the value of the vessels that secure our obligations under the 2005 Credit Facility up to the facility limit, provided that conditions to drawdown are satisfied. Certain of these conditions required the Company, among other things, to provide to the lenders acceptable valuations of the vessels in our fleet confirming that the aggregate amount outstanding under the facility (determined on a pro forma basis giving effect to the amount proposed to be drawn down) will not exceed 65% of the value of the vessels pledged as collateral. The facility limit is reduced by an amount equal to 8.125% of the total $550,000 commitment, semi-annually over a period of four years and is reduced to $0 on the tenth anniversary.

On February 7, 2007, the Company reached an agreement with its syndicate of commercial lenders to allow the Company to increase the amount of the 2005 Credit Facility by $100,000, for a total maximum availability of $650,000. The Company had the option to increase the facility amount by $25,000 increments up to the additional $100,000, so long as at least one bank within the syndicate agrees to fund such increase. Any increase associated with this agreement was generally governed by the existing terms of the 2005 Credit Facility, although we and any banks providing the increase could have agreed to vary the upfront fees, unutilized commitment fees, or other fees payable by us in connection with the increase.

The obligations under the 2005 Credit Facility were secured by a first-priority mortgage on each of the vessels in our fleet as well as any future vessel acquisitions pledged as collateral and funded by the 2005 Credit Facility. The 2005 Credit Facility was also secured by a first-priority security interest in our earnings and insurance proceeds related to the collateral vessels.

All of our vessel-owning subsidiaries were full and unconditional joint and several guarantors of our 2005 Credit Facility. Each of these subsidiaries was wholly owned by Genco Shipping & Trading Limited. Genco Shipping & Trading Limited had no independent assets or operations.

Interest on the amounts drawn was payable at the rate of 0.95% per annum over LIBOR until the fifth anniversary of the closing of the 2005 Credit Facility and 1.00% per annum over LIBOR thereafter. We were also obligated to pay a commitment fee equal to 0.375% per annum on any undrawn amounts available under the facility. On July 29, 2005, the Company paid an arrangement fee to the lenders of $2.7 million on the original commitment of $450,000 and an additional $600 for the $100,000 commitment increase which equates to 0.6% of the total commitment of $550,000 as of July 12, 2006. These arrangement fees along with other costs were capitalized as deferred financing costs.

Under the terms of our 2005 Credit Facility, we were permitted to pay or declare dividends in accordance with our dividend policy so long as no default or event of default has occurred and is continuing or would result from such declaration or payment.

The 2005 Credit Facility had certain financial covenants that required the Company, among other things, to: ensure that the fair market value of the collateral vessels maintains a certain multiple as compared to the outstanding indebtedness; maintain a specified ratio of total indebtedness to total capitalization; maintain a specified ratio of earnings before interest, taxes, depreciation and amortization to interest expense; maintain a net worth of approximately $263,000; and maintain working capital liquidity in an amount of not less than $500 per vessel securing the borrowings. Additionally, there were certain non-financial covenants that required the Company, among other things, to provide the lenders with certain legal documentation, such as the mortgage on a newly acquired vessel using funds from the 2005 Credit Facility, and other periodic communications with the lenders that include certain compliance certificates at the time of borrowing and on a quarterly basis. For the period since facility inception through retirement of the facility, the Company was in compliance with these covenants, except for an age covenant in conjunction with the acquisition of the Genco Commander, a 1994 vessel, for which the Company obtained a waiver for the term of the agreement.

The 2005 Credit Facility permitted the issuance of letters of credit up to a maximum amount of $50,000. The conditions under which letters of credit can be issued were substantially the same as the conditions for borrowing funds under the facility. Each letter of credit had to terminate within twelve months, but could have been extended for successive periods also not exceeding twelve months. The Company would pay a fee of 1/8 of 1% per annum on the amount of letters of credit outstanding. At December 31, 2006, there were no letters of credit issued under the 2005 Credit Facility.

Due to the agreement related to the sale of the Genco Glory, the 2005 Credit Facility required a certain portion of the debt be repaid based on a pro-rata basis. The repayment amount was calculated by dividing the value of the vessel being sold by the value of the entire fleet and multiplying such percentage by the total debt outstanding. Therefore, the Company reflected $4,322 as current portion of long-term debt as of December 31, 2006. The Company repaid $5,700 during the first quarter of 2007 to comply with the repayment requirement from the sale of the Genco Glory.

The 2005 Credit Facility has been refinanced with the 2007 Credit Facility.

Letter of Credit

In conjunction with the Company entering into a new long-term office space lease (See Note 16—Lease Payments), the Company was required to provide a letter of credit to the landlord in lieu of a security deposit. As of September 21, 2005, the Company obtained an annually renewable unsecured letter of credit with DnB NOR Bank. The letter of credit amount as of December 31, 2008 and 2007 was in the amount of $416 and $520, respectively, at a fee of 1% per annum. The letter of credit was reduced to $416 on August 1, 2008 and is cancelable on each renewal date provided the landlord is given 150 days minimum notice.

Interest Rate Swap Agreements

The Company has entered into nine interest rate swap agreements with DnB NOR Bank to manage interest costs and the risk associated with changing interest rates. The total notional principal amount of the swaps at December 31, 2008 is $681,233 and the swaps have specified rates and durations.

The following table summarizes the interest rate swaps in place as of December 31, 2008 and 2007:

Interest Rate Swap Detail				**December 31, 2008**	December 31, 2007
Trade Date	Fixed Rate	Start Date of Swap	End Date of Swap	**Notional Amount Outstanding**	Notional Amount Outstanding
9/6/05	4.485%	9/14/05	7/29/15	**$ 106,233**	$ 106,233
3/29/06	5.25%	1/2/07	1/1/14	**50,000**	50,000
3/24/06	5.075%	1/2/08	1/2/13	**50,000**	50,000
9/7/07	4.56%	10/1/07	12/31/09	**75,000**	75,000
7/31/07	5.115%	11/30/07	11/30/11	**100,000**	100,000
8/9/07	5.07%	1/2/08	1/3/12	**100,000**	100,000
8/16/07	4.985%	3/31/08	3/31/12	**50,000**	50,000
8/16/07	5.04%	3/31/08	3/31/12	**100,000**	100,000
1/22/08	2.89%	2/1/08	2/1/11	**50,000**	—
				$ 681,233	$ 631,233

The differential to be paid or received for these swap agreements are recognized as an adjustment to interest expense as incurred. The Company is currently utilizing cash flow hedge accounting for the swaps whereby the effective portion of the change in value of the swaps is reflected as a component of OCI. The ineffective portion is recognized as income or (loss) from derivative instruments, which is a component of other (expense) income. For any period of time that the Company did not designate the swaps for hedge accounting, the change in the value of the swap agreements prior to designation was recognized as income or (loss) from derivative instruments and was listed as a component of other (expense) income.

The interest (expense) income pertaining to the interest rate swaps for the years ended December 31, 2008, 2007 and 2006 was $(9,470), $1,039 and $637, respectively.

The swap agreements, with effective dates prior to December 31, 2008 synthetically convert variable rate debt to fixed rate debt at the fixed interest rate of the swap plus the Applicable Margin, as defined in the "2007 Credit Facility" section above.

The liability associated with the swaps at December 31, 2008 is $65,937 and $21,039 at December 31, 2007, and are presented as the fair value of derivatives on the balance sheet. There were no swaps in an asset position at December 31, 2008 or December 31, 2007. As of December 31, 2008 and December 31, 2007, the Company has accumulated OCI of $(66,014) and $(21,068), respectively, related to the effectively hedged portion of the swaps. Hedge ineffectiveness associated with the interest rate swaps resulted in income or (loss) from derivative instruments of $98 and $(98) for the years ended December 31, 2008 and 2007, respectively. The change in value of the swaps prior to being designated resulted in income or (loss) from derivative instruments of $108 for the year ended December 31, 2006. At December 31, 2008, $(23,698) of OCI is expected to be reclassified into income over the next 12 months associated with interest rate derivatives.

During January 2009, the Company entered into a $100 million dollar interest rate swap at a fixed interest rate of 2.05%, plus the Applicable Margin and is effective January 22, 2009 and ends on January 22, 2014.

During February 2009, the Company entered into a $50 million dollar interest rate swap at a fixed interest rate of 2.45%, plus the Applicable Margin and is effective February 23, 2009 and ends on February 23, 2014.

9—Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income included in the accompanying consolidated balance sheets consist of net unrealized gain (loss) from investments, net gain (loss) on derivative instruments designated and qualifying as cash-flow hedging instruments, and cumulative translation adjustments on the investment in Jinhui stock as of December 31, 2008 and 2007.

	Accumulated OCI	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Unrealized Gain (Loss) on Investments	Change in Currency Translation Gain (Loss) on Investments
OCI—January 1, 2007	$ 3,546	$ 3,546	$ —	$ —
Change in unrealized gain on investments	38,540		38,540	—
Translation gain on investments	11,705			11,705
Translation gain reclassed to (loss) income from derivative instruments	(10,160)			(10,160)
Unrealized loss on cash flow hedges	(23,575)	(23,575)		
Interest income reclassed to (loss) income from derivative instruments	(1,039)	(1,039)		
OCI—December 31, 2007	$ 19,017	$ (21,068)	$ 38,540	$ 1,545
Change in unrealized loss on investments	(38,540)		(38,540)	
Translation loss on investments	(11,705)			(11,705)
Translation gain reclassed to (loss) income from derivative instruments	10,160			10,160
Unrealized loss on cash flow hedges	(37,629)	(37,629)		
Interest income reclassed to (loss) income from derivative instruments	(7,317)	(7,317)		
OCI—December 31, 2008	**$ (66,014)**	**$(66,014)**	**$ —**	**$ —**

(U.S. dollars in thousands)

10—Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2008	December 31, 2007
Cash and cash equivalents	$ 124,956	$ 71,496
Investments	16,772	167,524
Floating rate debt	1,173,300	936,000
Derivative instruments—liability position	65,937	22,487

The fair value of the investments is based on quoted market rates. The fair value of the revolving credit facility is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facility. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate and currency swaps (used for purposes other than trading) is the estimated amount the Company would receive to terminate the swap agreements at the reporting date, taking into account current interest rates, NOK spot rates, and the creditworthiness of both the swap counterparty and the Company. On October 10, 2008, the Company elected to discontinue the purchase of forward currency contracts associated with Jinhui by entering into an offsetting trade that closed the previously opened currency contract, thereby eliminating the hedge on Jinhui.

The Company elected to early adopt SFAS No. 157 beginning in its 2007 fiscal year and there was no material impact to its first quarter financial statements. SFAS No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. SFAS No. 157 requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of our investments and financial instruments by the above SFAS No. 157 pricing levels as of the valuation dates listed:

	December 31, 2008		
	Total	Quoted Market Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)
Investments	$16,772	$16,772	$ —
Derivative instruments—liability position	65,937	—	65,937

The Company holds an investment in the capital stock of Jinhui, which is classified as a long-term investment. The stock of Jinhui is publicly traded on the Oslo Stock Exchange and is considered a Level 1 item. The Company's interest rate derivative instruments are pay-fixed, receive-variable interest rate swaps based on LIBOR. The Company has elected to use the income approach to value the derivatives, using observable Level 2 market expectations at measurement date and standard valuation techniques to convert future amounts to a single present amount assuming that participants are motivated, but not compelled to transact. Level 2 inputs for the valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts on LIBOR for the first two years) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates and credit risk at commonly quoted intervals). Mid-market pricing is used as a practical expedient for fair value measurements. SFAS No. 157 states that the fair value measurement of an asset or liability must reflect the nonperformance risk of the entity and the counterparty. Therefore, the impact of the counterparty's creditworthiness when in an asset position and the Company's creditworthiness when in a liability position have also been factored into the fair value measurement of the derivative instruments in an asset or liability position and did not have a material impact on the fair value of these derivative instruments. As of December 31, 2008, both the counterparty and the Company are expected to continue to perform under the contractual terms of the instruments.

11—Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2008	December 31, 2007
Lubricant inventory and other stores	$ 3,772	$2,720
Prepaid items	2,581	1,769
Insurance receivable	2,345	1,331
Interest receivable on deposits for vessels to be acquired	3,547	2,489
Other	1,250	1,065
Total	$13,495	$ 9,374

12—Other Assets, Net

Other assets consist of the following:

(i) Deferred financing costs which include fees, commissions and legal expenses associated with securing loan facilities. These costs are amortized over the life of the related debt, which is included in interest expense. The Company has unamortized deferred financing costs of $4,974 and $6,130 at December 31, 2008 and 2007, respectively, associated with the 2007 Credit Facility. Accumulated amortization of deferred financing costs as of December 31, 2008 and December 31, 2007 was $1,548 and $288, respectively. During the fourth quarter of 2008, the cancellation of the 2008 Term Facility resulted in a write-off of the unamortized deferred financing costs of $2,191 to interest expense. Additionally, during the fourth quarter of 2008, the refinancing of the 2007 Credit Facility due to the 2009 Amendment resulted in a write-off of a portion of the unamortized deferred financing costs of $1,921 to interest expense. During July 2007, the Company refinanced its previous facilities (the Short-Term Line and the 2005 Credit Facility) resulting in the write-off of the unamortized deferred financing costs of $3,568 to interest expense. The Company has incurred deferred financing costs of $6,522 in total for the existing 2007 Credit Facility. Amortization expense for deferred financing costs, including the write-off any unamortized costs upon refinancing credit facilities for the years ended December 31, 2008, 2007 and 2006 was $4,915, $4,128 and $341, respectively.

(ii) Value assigned to the time charter acquired with the Genco Muse in October 2005. The value assigned to the time charter was $3,492. This intangible asset was amortized as a reduction of revenue over the minimum life of the time charter. The amount amortized for this intangible asset was $0, $1,244 and $1,850 for the years ended December 31, 2008, 2007, and 2006, respectively. At December 31, 2008 and 2007, $0 remained unamortized.

13—Fixed Assets

Fixed assets consist of the following:

	December 31, 2008	December 31, 2007
Fixed assets:		
Vessel equipment	$ 958	$ 826
Leasehold improvements	1,146	1,146
Furniture and fixtures	347	347
Computer equipment	401	342
Total cost	2,852	2,661
Less: accumulated depreciation and amortization	1,140	722
Total	$ 1,712	$ 1,939

14—Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2008	December 31, 2007
Accounts payable	$ 4,371	$ 4,164
Accrued general and administrative expenses	5,937	9,108
Accrued vessel operating expenses	7,037	4,242
Total	$17,345	$17,514

15—Revenue From Time Charters

Total revenue earned on time charters, including revenue earned in vessel pools, for the years ended December 31, 2008, 2007 and 2006 was $405,370, $185,387 and $133,232 respectively. Included in revenues for the year ended December 31, 2008 is $176 and $1,248 received from loss of hire insurance associated with unscheduled off-hire associated with the Genco Trader and Genco Hunter, respectively. Included in revenues for the year ended December 31, 2007 is $400 received from loss of hire insurance associated with the Genco Trader's unscheduled off-hire due to repairs and maintenance in the first half of 2007. Additionally, included in revenues for the years ended December 31, 2008, 2007 and 2006 was $22,829, $2,878 and $0 of profit sharing revenue. Future minimum time charter revenue, based on vessels committed to noncancelable time charter contracts as of February 10, 2009 will be $315,104 during 2009, $211,803 during 2010, $92,241 during 2011 and $35,563 during 2012, assuming 20 days of off-hire due to any scheduled drydocking and no additional off-hire time is incurred. Future minimum revenue excludes the future acquisitions of the remaining three Capesize vessels to be delivered to Genco in the future, since estimated delivery dates are not firm. Additionally, future minimum revenue excludes revenue earned for the three vessels in pools, namely the Genco Thunder, Genco Predator and Genco Leader, as pool rates cannot be estimated.

16—Lease Payments

In September 2005, the Company entered into a 15-year lease for office space in New York, New York. The monthly rental is as follows: Free rent from September 1, 2005 to July 31, 2006, $40 per month from August 1, 2006 to August 31, 2010, $43 per month from September 1, 2010 to August 31, 2015, and $46 per month from September 1, 2015 to August 31, 2020. The monthly straight-line rental expense from September 1, 2005 to August 31, 2020 is $39. As a result of the straight-line rent calculation generated by the free rent period and the tenant work credit, the Company has a deferred rent credit at December 31, 2008 and 2007 of $706 and $725, respectively. The Company has the option to extend the lease for a period of five years from September 1, 2020 to August 31, 2025. The rent for the renewal period will be based on prevailing market rate for the six months prior to the commencement date of the extension term. Rent expense for the years ended December 31, 2008, 2007 and 2006 was $467, $468 and $472, respectively.

Future minimum rental payments on the above lease for the next five years and thereafter are as follows: $486 for 2009, $496 for 2010, $518 for 2011 through 2013 and a total of $3,614 for the remaining term of the lease.

17—Savings Plan

In August 2005, the Company established a 401(k) plan which is available to full-time employees who meet the plan's eligibility requirements. This 401(k) plan is a defined contribution plan, which permits employees to make contributions up to maximum percentage and dollar limits allowable by IRS Code Sections 401(k), 402(g), 404 and 415 with the Company matching up to the first six percent of each employee's salary on a dollar-for-dollar basis. The matching contribution vests immediately. For the years ended December 31, 2008, 2007 and 2006, the Company's matching contributions to this plan were $166, $127 and $94, respectively.

18—Nonvested Stock Awards

On July 12, 2005, the Company's board of directors approved the Genco Shipping and Trading Limited 2005 Equity Incentive Plan (the "Plan"). Under this plan, the Company's board of directors, the compensation committee, or another designated committee of the board of directors may grant a variety of stock-based incentive awards to employees, directors and consultants whom the compensation committee (or other committee or the board of directors) believes are key to the Company's success. Awards may consist of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, nonvested stock, unrestricted stock and performance shares. The aggregate number of shares of common stock available for award under the Plan is 2,000,000 shares.

Grants of nonvested common stock to executives and employees vest ratably on each of the four anniversaries of the determined vesting date. The fair value of nonvested stock at the grant date is equal to the closing stock price on that date. The company is amortizing these grants over the applicable vesting periods. Grants of nonvested common stock to directors vest the earlier of the first anniversary of the grant date or the date of the next annual shareholders' meeting, which are typically held during May. On January 10, 2008, the Board of Directors approved a grant of 100,000 shares of nonvested common stock to Peter Georgiopoulos, Chairman of the Board, which vests ratably on each of the ten anniversaries of the determined vesting date beginning with November 15, 2008. Additionally, on December 24, 2008, the Board of Directors approved a grant of 75,000 shares of nonvested common stock to Peter Georgiopoulos, Chairman of the Board, which also vests ratably on each of the ten anniversaries of the determined vesting date beginning with November 15, 2009.

(U.S. dollars in thousands)

The table below summarizes the Company's nonvested stock awards for the three years ended December 31, 2008:

	Year ended December 31,					
	2008		2007		2006	
	Number of Shares	**Weighted Average Grant Date Price**	Number of Shares	Weighted Average Grant Date Price	Number of Shares	Weighted Average Grant Date Price
Outstanding at January 1	231,881	$34.32	196,509	$20.97	174,212	$16.88
Granted	322,500	25.34	109,200	49.72	72,000	28.02
Vested	(105,316)	33.93	(66,766)	21.74	(48,953)	16.83
Forfeited	—	—	(7,062)	20.03	(750)	16.43
Outstanding at December 31	**449,066**	**$27.96**	231,881	$34.22	196,509	$20.97

As of December 31, 2008 and 2007, there was $8,507 and $6,289, respectively, of unrecognized compensation cost related to nonvested restricted stock awards. As of December 31, 2008, unrecognized compensation cost related to nonvested stock will be recognized over a weighted average period of 5.15 years. Total compensation cost recognized in income related to amortization of restricted stock awards for the years ended December 31, 2008, 2007 and 2006 was $5,953, $2,078 and $1,589, respectively.

19—Legal Proceedings

From time to time the Company may be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company, its financial condition, results of operations or cash flows.

20—Stock Repurchase Program

On February 13, 2008, our board of directors approved a share repurchase program for up to a total of $50,000 of the Company's common stock. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to restrictions under the 2007 Credit Facility. The 2007 Credit Facility was amended as of February 13, 2008 to permit the share repurchase program and provide that the dollar amount of shares repurchased is counted toward the maximum dollar amount of dividends that may be paid in any fiscal quarter. Subsequently, on January 26, 2009, the Company entered into the 2009 Amendment which amended the 2007 Credit Facility to require the Company to suspend all share repurchases until the Company can represent that it is in a position to again satisfy the collateral maintenance covenant. Refer to Note 8—Long-Term Debt.

Through December 31, 2008, the Company repurchased and retired 278,300 shares of its common stock for $11,500 under the share repurchase program. An additional 3,130 shares of common stock were repurchased from employees for $41 during 2008 pursuant to the Company's Equity Incentive Plan rather than the share repurchase program.

21—Unaudited Quarterly Results of Operations

In the opinion of the Company's management, all adjustments, consisting of normal recurring accruals considered necessary for a fair presentation have been included on a quarterly basis.

	2008 Quarter Ended				2007 Quarter Ended			
	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31
(In thousands, except per share amounts)								
Revenues	$91,669	$104,572	$107,557	$ 101,572	$ 37,220	$36,847	$ 45,630	$65,690
Operating income	85,286	70,817	70,615	7,659	22,261	18,507	25,107	65,195
Net income	73,987	60,899	62,999	(111,305)	19,837	13,721	16,320	56,931
Earnings per share—Basic	$ 2.57	$ 2.05	$ 2.00	$ (3.56)	$ 0.78	$ 0.54	$ 0.64	$ 1.99
Earnings per share—Diluted	$ 2.56	$ 2.03	$ 1.99	$ (3.56)	$ 0.78	$ 0.54	$ 0.64	$ 1.98
Dividends declared and paid per share	$ 0.85	$ 1.00	$ 1.00	$ 1.00	$ 0.66	$ 0.66	$ 0.66	$ 0.66
Weighted average common shares outstanding—Basic	28,734	29,750	31,423	31,230	25,309	25,313	25,337	28,676
Weighted average common shares outstanding—Diluted	28,914	29,958	31,610	31,230	25,421	25,456	25,482	28,826

22—Subsequent Events

On January 26, 2009, the Company entered into an amendment to the 2007 Credit Facility which implements various modifications to the terms of the 2007 Credit Facility. Refer to Note 8--Long-Term Debt for description of the terms of the amendment.

The Genco Cavalier, a 2007-built Supramax vessel, was on charter to Samsun Logix Corporation, which the Company understands has filed for the equivalent of bankruptcy protection in South Korea, otherwise referred to as a rehabilitation application. Charter hire for the Genco Cavalier has been received up until January 30, 2009. The Company is expecting the decision of the South Korean courts regarding the acceptance or rejection of the rehabilitation application to be made on or about March 6, 2009. The Company has commenced arbitration proceedings in the United Kingdom for damages related to non-performance of Samsun under the time charter agreement. As a result of the non-payment of hire, the Company may seek to withdraw the vessel from this contract. Also, on February 8, 2009, while the vessel was at safe anchorage in Singapore, it was involved in a minor collision caused by another vessel in its vicinity. No injuries or pollution from either vessel have been reported, but we expect the vessel will incur approximately 14 days of off-hire for repairs arising from the event. The Company is in the process of filing a claim for the full amount of the damages as well as any off-hire time related to the collision against the other vessel's owner.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become ineffective because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of December 31, 2008.

Our independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the Company's internal control over financial reporting. The attestation report is included on page F-2 of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Genco Shipping & Trading Limited
New York, New York

We have audited the accompanying consolidated balance sheets of Genco Shipping & Trading Limited and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Genco Shipping & Trading Limited and subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 2, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Genco Shipping & Trading Limited
New York, New York

We have audited the internal control over financial reporting of Genco Shipping & Trading Limited and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated March 2, 2009 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 2, 2009

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND PURCHASES OF EQUITY SECURITIES

Market Information, Holders and Dividends

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "GNK." Trading of our common stock on the NYSE commenced April 11, 2007. Previously, our common stock was traded on the NASDAQ under the symbol "GSTL" from our initial public offering on July 22, 2005 through April 10, 2007. The following table sets forth for the periods indicated the high and low prices for the common stock as reported by the NYSE and NASDAQ:

Fiscal Year Ended December 31, 2008	High	Low
1st Quarter	**$ 64.35**	**$ 33.39**
2nd Quarter	**$ 84.51**	**$ 51.00**
3rd Quarter	**$ 69.40**	**$ 29.50**
4th Quarter	**$ 33.21**	**$ 6.43**
Fiscal Year Ended December 31, 2007	High	Low
1st Quarter	$ 33.49	$ 27.29
2nd Quarter	$ 42.47	$ 30.65
3rd Quarter	$ 68.97	$ 40.82
4th Quarter	$ 78.08	$ 50.54

As of December 31, 2008, there were approximately 92 holders of record of our common stock.

During October 2007, the Company closed on an equity offering of 3,358,209 shares of Genco common stock (with the exercise of the underwriters' over-allotment option) at an offering price of $67 per share. The Company received net proceeds of approximately $213.9 million after deducting underwriters' fees and expenses.

During May 2008, the Company closed on an equity offering of 2,702,669 shares of Genco common stock at an offering price of $75.47 per share. The Company received net proceeds of approximately $195.4 million after deducting underwriters' fees and expenses.

Until January 26, 2009, our dividend policy was to declare quarterly distributions to shareholders, which commenced in November 2005, by each February, May, August and November substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determined we should maintain. These reserves covered, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. Under the terms of an amendment to our 2007 Credit Facility (discussed in the "Liquidity and Capital Resources" section of "Management's Discussion & Analysis of Financial Condition and Results of Operations" on page 20, we have suspended payment of cash dividends indefinitely beginning the quarter ended December 31, 2008. We will be able to reinstate our cash dividends only when we can represent to the lenders under our 2007 Credit Facility that we are in a position to again satisfy the collateral maintenance covenant of the 2007 Credit Facility. The following table summarizes the dividends declared based on the results of the respective fiscal quarter:

Fiscal Year Ended December 31, 2008	Dividend Per Share	Declaration Date
4th Quarter	**$ –**	**N/A**
3rd Quarter	**$1.00**	**10/23/08**
2nd Quarter	**$1.00**	**7/24/08**
1st Quarter	**$1.00**	**4/29/08**
Fiscal Year Ended December 31, 2007		
4th Quarter	$0.85	2/13/08
3rd Quarter	$0.66	10/25/07
2nd Quarter	$0.66	7/26/07
1st Quarter	$0.66	4/26/07

Share Repurchase Program

Refer to the "Share Repurchase Program" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 20 for a summary of the share repurchases made during 2008 pursuant to the Share Repurchase Program.

PERFORMANCE GRAPH

The following graph illustrates a comparison of the cumulative total shareholder return (change in stock price plus reinvested dividends) of Genco Shipping & Trading Limited's common stock with the Standard and Poor's 500 Index and a peer group consisting of Dryships, Inc., Diana Shipping Inc., Excel Maritime Carriers Ltd., Navios Maritime Holdings Inc., and Eagle Bulk Shipping Inc. Quintana Maritime Ltd., which previously was included in the peer group, has been excluded from the peer group for all periods presented because Quintana Maritime Ltd. merged with Excel Maritime Carriers Ltd., on April 14, 2008. The comparison assumes a $100 investment on July 22, 2005. The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's common stock. Data for the Standard and Poor's 500 Index and the peer group assume reinvestment of dividends.



$375.00
325.00
275.00
225.00
175.00
125.00
75.00
25.00
GNK
S&P 500
Peer Group
7/22/05
7/22/06
7/22/07
7/22/08

	7/22/2005	12/31/2005	12/31/2006	12/31/2007	**12/31/2008**
GNK	100	85.90	147.33	287.62	**115.67**
S&P 500	100	102.06	118.18	124.67	**78.55**
Peer Group	100	98.23	125.31	329.41	**107.57**

PRO FORMA BALANCE SHEET ITEMS RECONCILIATION

December 31, 2008

(U.S. dollars in thousands)

	December 31, 2008 Actual	Adjustment*	December 31, 2008 Pro Forma
Cash[1]	124,956	(3,443)	121,513
Debt	1,173,300	–	1,173,300
Shareholders' Equity	696,478	–	696,478
Capitalization	**1,869,778**	**–**	**1,869,778**

(1) December 31, 2008 pro forma cash takes into effect the payment of $3.4 million in deferred costs from an amendment fee associated with the restructuring of our $1.4 billion revolving credit facility on January 26, 2009.

Debt to Capitalization	62.75%	62.75%

CORPORATE INFORMATION

EXECUTIVE TEAM
Robert Gerald Buchanan
President

John C. Wobensmith
Chief Financial Officer, Treasurer and Secretary

BOARD OF DIRECTORS
Peter C. Georgiopoulos, Chairman
Chairman
General Maritime Corporation
Chairman, Aegean Marine Petroleum Network Inc.

Stephen A. Kaplan
Principal
Oaktree Capital Management, L.P.

Nathaniel C.A. Kramer[1][3]
Chairman, Managing Director
Mercantile Capital Group, LLC

Mark F. Polzin[2][3]
President
Ranch, Farms and Laurel Fiduciary Corporations

Basil G. Mavroleon[1][2]
Managing Director
WeberSeas S.A.

Robert C. North[2]
President
North Star Maritime, Inc.

Harry A. Perrin[1][3]
Partner
Vinson & Elkins LLP

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee

CORPORATE OFFICES
Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171
Tel: (646) 443-8550
www.gencoshipping.com

STOCK LISTING
Genco Shipping & Trading Limited's common stock is traded on the NYSE Stock Market under the symbol GNK.

TRANSFER AGENT
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
Tel: (800) 851-9677
TTD for Hearing Impaired: (800) 231-5469
Foreign Shareowners: (201) 680-6610
TDD Foreign Shareowners: (201) 680-6578

LEGAL COUNSEL
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
Tel: (212) 715-9429

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
Tel: (212) 574-1200

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281
Tel: (212) 436-2000

INVESTOR RELATIONS CONTACT
John C. Wobensmith
Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, NY 10171
Tel: (646) 443-8550

NOTICE OF ANNUAL MEETING
Genco Shipping & Trading Limited will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036 on May 14th, 2009 at 1:00 PM.

CERTIFICATIONS
Genco Shipping & Trading Limited has included as exhibits to its Annual Report on Form 10-K for fiscal year 2008 filed with the Securities and Exchange Commission certifications of Genco's President and Chief Financial Officer certifying the quality of the company's public disclosure. Genco's President has also submitted to the New York Stock Exchange (NYSE) a written affirmation certifying that he is not aware of any violations by Genco of the NYSE corporate governance listing standards.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995
This presentation contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on management's current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this presentation are the following: (i) changes in demand or rates in the drybulk shipping industry; (ii) changes in the supply of or demand for drybulk products, generally or in particular regions; (iii) changes in the supply of drybulk carriers including newbuilding of vessels or lower than anticipated scrapping of older vessels; (iv) changes in rules and regulations applicable to the cargo industry, including, without limitation, legislation adopted by international organizations or by individual countries and actions taken by regulatory authorities; (v) increases in costs and expenses including but not limited to: crew wages, insurance, provisions, repairs, maintenance and general and administrative expenses; (vi) the adequacy of our insurance arrangements; (vii) changes in general domestic and international political conditions; (viii) changes in the condition of the Company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated drydocking or maintenance and repair costs) and unanticipated drydock expenditures; (ix) the number of offhire days needed to complete repairs on vessels and the timing and amount of any reimbursement by our insurance carriers for insurance claims including offhire days; (x) the Company's acquisition or disposition of vessels; (xi) the fulfillment of the closing conditions under, or the execution of customary additional documentation for, the Company's agreements to acquire a total of three drybulk vessels; (xii) the results of the investigation into the incident involving the collision of the Genco Hunter, the possible cause of and liability for such incident, and the scope of insurance coverage available to Genco for such incident; (xiii) the Company's ability to collect amounts due from Samsun Logix Corporation with respect to the terminated charter for the Genco Cavalier; (xiv) the Company's ability to collect on any damage claim for the recent collision involving the Genco Cavalier; and other factors listed from time to time in our public filings with the Securities and Exchange Commission including, without limitation, the Company's Annual Reports on Form 10-K for the year ended December 31, 2008 and its reports on Form 10-Q and Form 8-K. The timing and amount of purchases under the Company's share repurchase program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities and Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to restrictions under the Company's existing credit facility. Our ability to pay dividends in any period will depend upon factors including the limitations under our loan agreements, applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of our financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary. The Company has no obligation to update any information contained in this annual report.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Genco Shipping & Trading Limited

299 Park Avenue, 20th Floor
New York, NY 10171
646.443.8550
www.gencoshipping.com